EXHIBIT 2.1
EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
by and among
GENESYS TELECOMMUNICATIONS LABORATORIES, INC.,
GIANT MERGER SUB INC.,
INTERACTIVE INTELLIGENCE GROUP, INC.,
and, solely for the purpose of Section 5.16 hereof,
GREENEDEN LUX 3 S.ÀR.L.,
GREENEDEN U.S. HOLDINGS I, LLC
and
GREENEDEN U.S. HOLDINGS II, LLC

Dated as of August 30, 2016

Section 8.15	Non-Recourse	63
Section 8.16	No Recourse to Financing Related Parties	64
Section 8.17	Definitions	64
Annex A - Voting Agreement

AGREEMENT AND PLAN OF MERGER, dated as of August 30, 2016 (this “Agreement”), among Genesys Telecommunications Laboratories, Inc., a California corporation (“Parent”), Giant Merger Sub Inc., an Indiana corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), Interactive Intelligence Group, Inc., an Indiana corporation (the “Company”), and, solely for the purposes of Section 5.16, Greeneden Lux 3 S.àR.L., a societe a responsabilite limitee under the laws of Luxembourg (“Luxco 3”), Greeneden U.S. Holdings I, LLC, a Delaware limited liability company (“LLC 1”), and Greeneden U.S. Holdings II, LLC, a Delaware limited liability company (“LLC 2”, together with Parent, Luxco 3 and LLC 1, the “Parent Parties”).
RECITALS
WHEREAS, Parent desires to acquire the Company on the terms and subject to the conditions set forth in this Agreement;
WHEREAS, in furtherance of such acquisition of the Company by Parent, and on the terms and subject to the conditions set forth in this Agreement and in accordance with the Indiana Business Corporation Law, as amended (the “IBCL”), Merger Sub shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent;
WHEREAS, the Board of Directors of the Company has unanimously (a) determined that it is fair to and in the best interests of the Company and its shareholders, and declared it advisable, to enter into this Agreement and to consummate the transactions contemplated hereby, including the Merger, (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (c) resolved to recommend adoption of this Agreement by the shareholders of the Company;
WHEREAS, the Boards of Directors of Parent and Merger Sub have approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement;
WHEREAS, Parent, as the sole shareholder of Merger Sub, has adopted this Agreement;
WHEREAS, concurrently with the execution and delivery of this Agreement, Parent and Donald E. Brown, M.D., will enter into a voting and support agreement (the “Voting Agreement”), the form of which is attached as Annex I; and
WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company agree as follows:

ARTICLE 1

THE MERGER

Section 1.1The Merger. On the terms and subject to the conditions set forth in this Agreement, and in accordance with the IBCL, at the Effective Time, Merger Sub shall merge with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue its corporate existence under Indiana law as the surviving corporation in the Merger (the “Surviving Corporation”) and a direct, wholly owned Subsidiary of Parent.

Section 1.2Closing. The closing of the Merger (the “Closing”) shall take place (a) at the offices of Faegre Baker Daniels LLP, 600 East 96th Street, Suite 600, Indianapolis, Indiana 46240, at 10:00 a.m., local time, on the third (3rd) Business Day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or (b) at such other place, time and date as the Company and Parent may agree in writing; provided that, notwithstanding the satisfaction or waiver of the conditions set forth in Article 6, the parties shall not be required to effect the Closing until the earlier of (i) a date during the Marketing Period specified by Parent on no less than three (3) Business Days’ prior written notice to the Company and (ii) the third (3rd) Business Day following the final day of the Marketing Period (subject, in each case, to the satisfaction or waiver in writing of all of the conditions set forth in Article 6 as of the date determined pursuant to this Section 1.2). The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3Effective Time. Subject to the provisions of this Agreement, at the Closing and on the Closing Date, the Company shall cause articles of merger (the “Articles of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Indiana in accordance with IBCL 23-1-40-5. The Merger shall become effective at such time as the Articles of Merger have been duly filed with the Secretary of State of the State of Indiana or at such later date or time as may be agreed by the Company and Merger Sub and specified in the Articles of Merger in accordance with IBCL 23-1-40-5 (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

Section 1.4Effects of the Merger. The Merger shall have the effects set forth in this Agreement and the applicable provisions of the IBCL.

Section 1.5Organizational Documents of the Surviving Corporation. Subject to Section 5.9, at the Effective Time: (a) the articles of incorporation of the Company as in effect immediately prior to the Effective Time shall be the articles of incorporation of the Surviving Corporation until thereafter amended in accordance with the IBCL and such articles of incorporation; and (b) the bylaws of Merger Sub as in effect immediately prior to the Effective Time (but amended so that the name of the Surviving Corporation shall be “Interactive Intelligence Group, Inc.”), as so amended, shall be the bylaws of the Surviving Corporation until thereafter amended in accordance with the IBCL and such bylaws.

Section 1.6Directors of the Surviving Corporation. Subject to applicable Law, the directors of Merger Sub as of immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal.

Section 1 .7Officers of the Surviving Corporation. The officers of the Company as of immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal.

ARTICLE 2

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1Effect on Capital Stock

(a)At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub or the holders of any securities of the Company or Merger Sub:

(i)Conversion of Common Stock. Each share of common stock, par value $0.01 per share, of the Company (collectively, the “Common Stock,” and each, a “Share” and together, the “Shares”) that is outstanding as of immediately prior to the Effective Time, other than Cancelled Shares and Converted Shares, shall be converted automatically into and shall thereafter represent the right to receive $60.50 in cash (the “Merger Consideration”). All Shares that have been converted into the right to receive the Merger Consideration as provided in this Section 2.1 shall be automatically cancelled and shall cease to exist, and the holders of Book-Entry Shares or Certificates that immediately prior to the Effective Time represented such Shares shall cease to have any rights with respect to such Shares other than the right to receive the Merger Consideration and the right to receive any then declared and unpaid dividend or other distribution with respect to such Shares having a record date before the Effective Time (in each case, less any applicable withholding Taxes) in accordance with this Article 2.

(ii) Company-, Parent- and Merger Sub-Owned Shares. Each Share of Common Stock that is owned directly by the Company, Parent or Merger Sub as of immediately prior to the Effective Time (the “Cancelled Shares”) shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange for such cancellation and retirement. Each Share of Common Stock that is owned directly by any Subsidiary of the Company, any Subsidiary of Parent (other than Merger Sub) or any Subsidiary of Merger Sub (the “Converted Shares”) as of immediately prior to the Effective Time shall be converted into such number of shares of common stock of the Surviving Corporation so as to maintain relative ownership percentages. No Merger Consideration shall be paid in respect of Cancelled Shares or Converted Shares.

(iii) Conversion of Merger Sub Common Stock. Each share of common stock, par value $0.01 per share, of Merger Sub outstanding as of immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation. From and after the Effective Time, all certificates representing the common stock of Merger Sub shall be deemed for all purposes to represent the number of shares of common stock of the Surviving Corporation into which they were converted in accordance with the immediately preceding sentence.

(b)Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding Shares of Common Stock of the Company shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change.

Section 2.2Exchange of Certificates

(a)Paying Agent. Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with a U.S. bank or trust company that shall be appointed to act as a paying agent hereunder and reasonably approved in advance by the Company (the “Paying Agent”), in trust for the benefit of holders of the Shares, cash in U.S. dollars sufficient to pay the aggregate Merger Consideration in exchange for all of the Shares outstanding as of immediately prior to the Effective Time (other than the Cancelled Shares and the Converted Shares), payable upon due surrender of the certificates that immediately prior to the Effective Time represented Shares (“Certificates”) (or effective affidavits of loss in lieu thereof) or non-certificated Shares represented by book-entry (“Book-Entry Shares”) pursuant to the provisions of this Article 2 (such cash being hereinafter referred to as the “Exchange Fund”).

(b)Payment Procedures.

(i)As soon as reasonably practicable after the Effective Time and in any event not later than the second Business Day following the Closing Date, Parent shall cause the Paying Agent to mail to each holder of record of Shares whose Shares were converted into the right to receive the Merger Consideration pursuant to Section 2.1, (A) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificates shall pass, only upon delivery of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent and shall be in such form and have such other provisions as is customary), and (B) instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares in exchange for the Merger Consideration.

(ii)Upon surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares to the Paying Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily be required by the Paying Agent, the holder of such Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares shall be entitled to receive in exchange therefor an amount in cash equal to the product of (x) the number of Shares represented by such holder's properly surrendered Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares and (y) the Merger Consideration (less any applicable withholding Taxes). No interest shall be paid or accrued on any amount payable upon due surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares.

(iii)The Paying Agent, the Company, Parent and Merger Sub, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of state, local or foreign Tax Law with respect to the making of such payment. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was properly made.

(c)Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Shares that were outstanding as of immediately prior to the Effective Time.

(d)Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Shares on the first anniversary of the Effective Time shall thereafter be delivered to the Surviving Corporation upon demand, and any former holders of Shares who have not surrendered their Shares in accordance with this Article 2 shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration, without any interest thereon, upon due surrender of Certificates for their Shares (or effective affidavits of loss in lieu thereof).

(e)No Liability. Anything herein to the contrary notwithstanding, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f)Investment of Exchange Fund. The Paying Agent shall invest all cash included in the Exchange Fund as reasonably directed by Parent; provided, however, that any investment of such cash shall be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government; provided, further, that no such investment or loss thereon shall affect the amounts payable to holders of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares pursuant to this Article 2, and following any losses from any such investment, Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Shares of Common Stock of the Company. Any interest and other income resulting from such investments shall be paid to the Surviving Corporation pursuant to Section 2.2(d).

(g)Transferred Shares. If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Book-Entry Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Book-Entry Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Paying Agent any transfer or other similar Tax required as a result of such payment to a Person other than the registered holder of such Certificate or Book-Entry Share or establish to the satisfaction of the Payment Agent that such Tax has been paid or is not payable.

(h)Lost Certificates. In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of Shares represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration (less any applicable withholding Taxes).

Section 2.3Treatment of Company Equity Awards

(a)Company Options.

(i)Each Company Option that is outstanding immediately prior to the Effective Time and that is vested as of the date hereof or becomes vested prior to the Effective Time in accordance with its terms or Section 2.3 of the Company Disclosure Letter (each, a "Vested Option") shall as of the Effective Time, be converted into the right to receive an amount in cash equal to the product of (x) the excess, if any, of the Merger Consideration over the exercise price per Share of such Vested Option and (y) the total number of Shares subject to such Vested Option. Parent shall cause the Surviving Corporation to pay to the holders of Vested Options the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, promptly but in any event within seven days following the Effective Time.

(ii)Each Company Option that is outstanding immediately prior to the Effective Time and that is unvested immediately prior to the Effective Time (and does not become vested in accordance with Section 2.3 of the Company Disclosure Letter) (each, an "Unvested Option") shall as of the Effective Time, automatically convert into an award to receive an amount in cash equal to the product of (x) the excess, if any, of the Merger Consideration over the exercise price per Share of such Unvested Option and (y) the total number of Shares subject to such Unvested Option. Such converted award shall remain subject to the same vesting terms and conditions that applied to such award immediately prior to the Effective Time, including continued employment with Parent or the Company through the applicable vesting date, and the applicable cash amounts shall be paid out, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, promptly but in any event within thirty days of the vesting date.

(iii) If the applicable exercise price per Share of any Company Option equals or exceeds the Merger Consideration, such Company Option shall be cancelled without payment of additional consideration, and all rights with respect to such Company Option shall terminate as of the Effective Time.

(b)Company RSUs.

(i)Each Company RSU that is outstanding immediately prior to the Effective Time that becomes vested at the Effective Time in accordance with its terms or Section 2.3 of the Company Disclosure Letter (each, a "Vested RSU"), shall as of the Effective Time, automatically convert into the right to receive an amount in cash equal to the product of (x) the total number of Shares subject to such Vested RSU and (y) the Merger Consideration. Parent shall cause the Surviving Corporation to pay to the holders of Vested RSUs the cash amounts described in the immediately preceding sentence, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, promptly but in any event within seven days following the Effective Time.

(ii)Each Company RSU that is outstanding immediately prior to the Effective Time and that is unvested immediately prior to the Effective Time (and does not become vested in accordance with Section 2.3 of the Company Disclosure Letter) (each, an "Unvested RSU"), shall as of the Effective Time, automatically convert into an award to receive an amount in cash equal to the product of (x) the total number of Shares subject to such Unvested RSU and (y) the Merger Consideration. Such converted award shall remain subject to the same vesting terms and conditions that applied to such award immediately prior to the Effective Time, including continued employment with Parent or the Company through the applicable vesting date, and shall be paid, less such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment, on the same payment schedule as applied to such award immediately prior to the Effective Time.

(c)Notwithstanding the foregoing, for any award of Company Options or Company RSUs that is subject to performance-based vesting and for which the performance period is incomplete as of the Effective Time, the performance with respect to such awards will be determined in accordance with Section 2.3 of the Company Disclosure Letter.

(d)Prior to the Effective Time, the Company, through its Board of Directors or an appropriate committee thereof, will adopt such resolutions as may reasonably be required in its discretion to effectuate the actions contemplated by this Section 2.3 and to ensure that no holder of a Company Equity Award shall have any right thereunder to acquire any securities of the Company, Parent, the Surviving Corporation or any of their respective Affiliates or to receive any payment or benefit with respect to any award previously granted under a Company Stock Plan, except as provided in this Section 2.3.

Section 2.4Employee Stock Purchase Plan. The Company shall take all necessary action to ensure (i) that no new offering periods under the Company Employee Stock Purchase Plan, as amended and restated (the “ESPP”) will commence during the period from the date of this Agreement through the Effective Time, (ii) that there will be no increase in the amount of payroll deductions permitted to be made by the participants under the ESPP during the current offering period, except those made in accordance with payroll deduction elections that already are in effect as of the date of this Agreement, and (iii) that no individual shall commence participation in the ESPP during the period from the date of this Agreement through the Effective Time. The accumulated contributions of the participants in the current offering period shall be used to purchase Shares as of no later than ten Business Days prior to the Effective Time, and the participants' purchase rights under such offerings shall terminate immediately after such purchase. As of no later than the Business Day immediately prior to the Effective Time, the Company shall terminate the ESPP.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the Company SEC Documents filed prior to the date hereof (other than (x) matters required to be disclosed for purposes of Section 3.2 and Section 3.10(a), which matters shall only be disclosed by specific disclosure in the respective corresponding section of the Company Disclosure Letter and (y) disclosures in the “Risk Factors” or “Forward-Looking Statements” sections of such reports and other disclosures that are similarly predictive or forward-looking in nature) and (A) then only to the extent that the relevance of any disclosed event, item or occurrence in such Company SEC Documents to a matter covered by a representation or warranty set forth in this Article 3 is reasonably apparent as to matters or items which are subject of such representation or warranty and (B) without giving effect to any amendment to any such documents filed on or after the date hereof) or (ii) in the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosed with respect to any other section or subsection of the Company Disclosure Letter to the extent that the relevance thereof is reasonably apparent (other than matters required to be disclosed for purposes of Section 3.2 and Section 3.10(a), which matters shall only be disclosed by specific disclosure in the respective corresponding section of the Company Disclosure Letter)), the Company represents and warrants to Parent and Merger Sub as follows:
Section 3.1Qualification; Organization; Subsidiaries.

(a)Each of the Company and its Subsidiaries (i) is a legal entity duly organized, validly existing and, where applicable, in good standing under the Laws of its respective jurisdiction of organization; (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted; and (iii) is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in the case of clauses (ii) and (iii), as would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)All of the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Company's Subsidiaries (i) have been duly authorized, validly issued and are fully paid and nonassessable and (ii) are owned by the Company, by another Subsidiary of the Company or by the Company and another Subsidiary of the Company, free and clear of all Liens other than restrictions imposed by applicable securities Laws or the organizational documents of any such Subsidiary. Except for the Company’s Subsidiaries and marketable securities held for investment or cash management purposes, the Company does not own, directly or indirectly, any capital stock of, or other equity or voting interest in, any Person.

Section 3.2Capitalization.

(a)The authorized share capital of the Company consists of 110,000,000 shares of Common Stock and 10,000,000 shares of preferred stock, without par value (the “Preferred Stock”). As of August 26, 2016, there were (i) 22,268,205 shares of Common Stock issued and outstanding and no shares of Preferred Stock issued and outstanding, (ii) 5,031,910 Shares were reserved for issuances pursuant to the Company Stock Plan, of which there are (A) Company Options to purchase an aggregate of 1,248,235 shares of Common Stock issued and outstanding, and (B) 1,082,727 shares of Common Stock underlying outstanding Company RSUs. As of the date hereof, there are outstanding $150,000,000 principal amount of Convertible Notes and the conversion rate applicable to the Convertible Notes (without giving effect to any “make-whole amount”) is 16.3303 shares of Company Stock per $1,000 principal amount of Convertible Notes. All outstanding Shares are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right. Section 3.2 of the Company Disclosure Letter contains a correct and complete list, as of the date set forth therein, of the Company Options and Company RSUs including the holder, date of grant, term, number of Shares and, where applicable, exercise price and vesting schedule, and as of such date there were no other awards granted pursuant to the Company Benefits Plans. All Shares are “covered securities” as defined in Section 18(b)(1)(A) of the Securities Act and, assuming they remain covered securities as of the record date for the vote of holders of Shares to approve the Merger, holders of Shares shall not be entitled under the IBCL to exercise dissenters’ rights under Ind. Code Section 23-1-44-8(b).

(b)Except as set forth in Section 3.2(a), and other than the exercise of options pursuant to the terms of the Company Benefit Plans and for the vesting of options and Company RSUs pursuant to the terms of the Company Benefit Plans, (i) the Company does not have any shares of its capital stock issued or outstanding other than Shares of Common Stock that have become outstanding after August 26, 2016, which were reserved for issuance as of August 26, 2016 as set forth in Section 3.2(a), and (ii) other than the Convertible Notes and Capped Call Transactions, there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of capital stock to which the Company or any of the Company's Subsidiaries is a party obligating the Company or any of the Company's Subsidiaries to (A) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into, exercisable for or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) repurchase, redeem or otherwise acquire any such shares of capital stock or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary, or (E) make any payments based on the price or value of any equity interests of the Company or any of the Company's Subsidiaries.

(c)Except for (i) the Convertible Notes and Capped Call Transactions and (ii) awards to acquire Shares of Common Stock under any equity incentive plan of the Company and its Subsidiaries, neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into, exercisable for or exchangeable for securities having the right to vote) with the shareholders of the Company on any matter.

(d)Other than the Voting Agreement, there are no Contracts, voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of, restricting the transfer of, requiring registration of, or granting any preemptive rights, anti-dilutive rights (except the Company Benefit Plans and the Convertible Notes and Capped Call Transactions) or rights of first refusal or similar rights of the capital stock or other equity interest of the Company or any of its Subsidiaries.

Section 3.3Corporate Authority Relative to This Agreement; No Violation.

(a)The Company has the requisite corporate power and authority to enter into this Agreement and, subject to receipt of the Company Shareholder Approval, to consummate the transactions contemplated hereby. The Board of Directors of the Company at a duly held meeting has (i) determined that it is in the best interests of the Company, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance of this Agreement, the Voting Agreement and the consummation of the transactions contemplated hereby and thereby, including the Merger, and (iii) adopted the plan of merger set forth in this Agreement and resolved to recommend that the shareholders of the Company approve this Agreement (the “Recommendation”) and directed that such matter be submitted for consideration of the shareholders of the Company at the Company Meeting. Except for the Company Shareholder Approval and the filing of the Articles of Merger with the Secretary of State of the State of Indiana, no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Company and, assuming this Agreement constitutes the valid and binding agreement of Parent and Merger Sub, constitutes the valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

(b)The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, by the Company do not and will not require the Company or its Subsidiaries to procure, make or provide any consent, approval, authorization or permit of, action by, filing with or notification to any United States or foreign, state or local governmental agency, commission, court, body, entity or authority (each, a “Governmental Entity”), other than (i) the filing of the Articles of Merger, (ii) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), and any foreign filings required or advisable under any applicable foreign Antitrust Law or foreign investment Law, (iii) compliance with the applicable requirements of the Exchange Act, including the filing of the Proxy Statement, (iv) compliance with the rules and regulations of Nasdaq, (v) compliance with any applicable foreign or state securities or blue sky Laws and (vi) the other consents and/or notices set forth on Section 3.3(b) of the Company Disclosure Letter (collectively, clauses (i) through (vi), the “Specified Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not (A) have, individually or in the aggregate, a Company Material Adverse Effect or (B) prevent or materially delay the consummation of the Merger.

(c)Assuming compliance with the matters referenced in Section 3.3(b), receipt of the Specified Approvals and the receipt of the Company Shareholder Approval, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby, including the Merger, do not and will not (i) contravene or conflict with the organizational or governing documents of the Company or any of its Subsidiaries, (ii) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such contravention, conflict, violation, default, termination, cancellation, acceleration, right, loss or Lien that would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4Reports and Financial Statements.

(a)The Company has filed or furnished all forms, documents and reports required to be filed or furnished by it with the SEC since January 1, 2014, and after the date of this Agreement and until the Effective Time the Company will file or furnish all forms, documents and reports required to be filed or furnished by it with the SEC, each of which, in each case as of its date, or, if amended, as finally amended prior to the date of this Agreement, complied or will comply, as the case may be, as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, as of the date filed with the SEC (the “Company SEC Documents”). None of the Company SEC Documents filed or furnished since January 1, 2014 contained or will contain any untrue statement of a material fact or omitted or will omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (if amended, as of the date of the last such amendment) (i) have been or will be, as the case may be, prepared in accordance with GAAP consistently applied by the Company during the periods and at the dates indicated therein (except as may be indicated in the notes thereto), (ii) complied or will comply, as the case may be, with the then applicable accounting requirements and published rules and regulations of the SEC with respect thereto, and (iii) fairly presented or will fairly present, as the case may be, in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c)Since January 1, 2014, neither the Company nor any of its Subsidiaries has received from the SEC or any other Governmental Entity any written comments or questions with respect to any of the Company SEC Documents (including the financial statements included therein) or any registration statement filed by any of them with the SEC or any notice from the SEC or other Governmental Entity that such Company SEC Documents (including the financial statements included therein) or registration statements are being reviewed or investigated. To the Knowledge of the Company, there is not, as of the date of this Agreement, any investigation or review being conducted by the SEC or any other Governmental Entity of any Company SEC Documents (including the financial statements included therein), except in each case for such comments, questions, notices, investigations or reviews which have been fully resolved. None of the Company’s Subsidiaries is required to file any forms, reports, schedules, statements or other documents with the SEC.

(d)Since January 1, 2014, no executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Documents, except as disclosed in certifications filed with the Company SEC Documents, and at the time of filing or submission of each such certification, such certification was true and accurate in all material respects and complied in all material respects with the Sarbanes-Oxley Act. Since January 1, 2014, neither the Company nor any of its executive officers has received written notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.

Section 3.5Internal Controls and Procedures.

(a)The Company has established and maintains disclosure controls and procedures and internal controls over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company's internal control over financial reporting is sufficient to provide reasonable assurance that (i) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (ii) receipts and expenditures are being made in accordance with the authorization of management and directors of the Company, and (iii) any unauthorized use, acquisition or disposition of the Company’s assets that would materially affect the Company’s financial statements would be detected or prevented in a timely manner. The Company's disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company's management has completed an assessment of the effectiveness of the Company's internal controls over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2015, and such assessment concluded that such controls were effective.

(b)Since January 1, 2014, neither the Company nor any of its Subsidiaries (including any employee thereof) nor the Company’s independent auditors has identified or been made aware of (i) any material weakness in the system of internal accounting controls utilized by the Company and its Subsidiaries, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and its Subsidiaries or (iii) any claim or allegation regarding any of the foregoing. Since January 1, 2014, neither the Company nor any of its Subsidiaries nor, to the Knowledge of the Company, any director, officer, employee, auditor, accountant, consultant or representative of the Company or any of its Subsidiaries has received any material written substantive complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices.

Section 3.6No Undisclosed Liabilities. Except (a) as disclosed, reflected or reserved against in the consolidated balance sheet of the Company and its Subsidiaries as of December 31, 2015 (or the notes thereto), (b) as expressly contemplated by this Agreement, (c) for liabilities or obligations that have been discharged or paid in full, (d) for liabilities and obligations incurred in the ordinary course of business since December 31, 2015 and (e) as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any consolidated Subsidiary of the Company has any liabilities or obligations that would be required by GAAP to be reflected on a consolidated balance sheet of the Company and its Subsidiaries (or the notes thereto).

Section 3.7Affiliate Party Transactions. Since January 1, 2014, there have been no transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries on the one hand, and any Affiliate of the Company (other than the Company's Subsidiaries) or between the Company and any present or former director or executive officer of the Company or any of its Affiliates, that would be required to be disclosed under Item 404 under Regulation S-K under the Securities Act and that have not been so disclosed in the Company SEC Documents.

Section 3.8Compliance with Law; Permits.

(a)The Company and its Subsidiaries have since January 1, 2014, been in compliance with and not in default under or in violation of any applicable material federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction or decree of any Governmental Entity (collectively, “Laws” and each, a “Law”), including all applicable data privacy and data protection Laws and Export and Import Control Laws. As of the date of this Agreement, neither the Company nor any of its Subsidiaries has received any written notice of any administrative, civil or criminal investigation or audit by any Governmental Entity alleging any material violation by the Company or any of its Subsidiaries of any applicable Law that remains outstanding or unresolved.

(b)Neither the Company nor its Subsidiaries nor any officers, directors or employees of the Company or its Subsidiaries nor, to the Knowledge of the Company, any agents, representatives, or other persons associated with or acting on behalf of the Company or its Subsidiaries have since January 1, 2013, directly or indirectly, taken any action in violation of any applicable Anti-Corruption Laws. The Company and its Subsidiaries maintain policies and procedures reasonably designed to ensure compliance with all applicable Anti-Corruption Laws.

(c)The Company and its Subsidiaries are in possession of and compliance with all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Entity necessary for the Company and the Company's Subsidiaries to own, lease and operate their properties and assets or to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to have or comply with any of the Company Permits would not have, individually or in the aggregate, a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect would not have, individually or in the aggregate, a Company Material Adverse Effect. The Company is not a common carrier nor does it provide common carrier services, including international telecommunications services, and is therefore not subject to applicable Laws imposing obligations on such carriers, including but not limited to regulations adopted by the United States Federal Communications Commission, except to the extent that the United States Federal Communications Commission has applied such laws to, and/or imposed such obligations on, interconnected Voice-over-Internet-Protocol service or providers thereof.

Section 3.9Employee Benefit Plans; Labor Matters.

(a)Section 3.9(a) of the Company Disclosure Letter lists all material Company Benefit Plans other than Company Foreign Plans. “Company Benefit Plans” means all employee, independent contractor or director compensation and/or benefit plans, programs, policies, agreements or other arrangements, including any employee welfare plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), and any bonus, incentive, deferred compensation, vacation, stock purchase, stock option, restricted stock, other equity-based awards, severance, salary continuation, retention, profit sharing, termination, employment, change of control, savings, life insurance, or fringe benefit plan, program or agreement (other than any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”)), in each case that are sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of current or former employees, directors or consultants of the Company or its Subsidiaries. “Company Foreign Plan” means each Company Benefit Plan that is subject to or governed by the Laws of any jurisdiction other than the United States.

(b)The Company has made available to Parent, with respect to each material Company Benefit Plan, (i) each writing constituting a part of such Company Benefit Plan, including all amendments thereto, (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedules, if any, and (iii) the most recent determination letter from the Internal Revenue Service (if applicable) for such Company Benefit Plan. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has disseminated in writing any legally binding intent or commitment to create or implement any additional employee benefit plan that would be a Company Benefit Plan if in existence on the date hereof, or to amend, modify or terminate any Company Benefit Plan, in each case that would result in the incurrence of a material liability by the Company and its Subsidiaries taken as a whole.

(c)Except as would not be reasonably expected to result in material liability to the Company or its Subsidiaries: (i) each Company Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto and neither the Company nor any of its Subsidiaries has, within the past six years, taken any corrective action or made a filing under any voluntary correction program of the Internal Revenue Service, Department of Labor or any other Governmental Entity with respect to any Company Benefit Plan and the Company has no Knowledge of any plan defect that would qualify for correction under any such program; (ii) each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is entitled to rely upon a favorable opinion issued by the Internal Revenue Service, and, to the Knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to adversely affect the qualified status of any such plan; (iii) no Company Benefit Plan is subject to Title IV of ERISA; (iv) no Company Benefit Plan provides retiree life insurance, medical or other welfare benefits with respect to current or former employees or directors of the Company or its Subsidiaries beyond their retirement or other termination of service, other than (A) coverage mandated by applicable Law or (B) benefits not in excess of 12 months under severance arrangements; (v) no liability under Title IV of ERISA has been incurred by the Company, its Subsidiaries or any ERISA Affiliate (as defined below) of the Company that has not been satisfied in full (other than with respect to amounts not yet due), and no condition exists that presents a risk to the Company, its Subsidiaries or any ERISA Affiliate of the Company of incurring a liability thereunder; (vi) all contributions or other amounts payable by the Company or its Subsidiaries as of the date hereof with respect to each Company Benefit Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP (other than with respect to amounts not yet due); (vii) (A) no employee benefit plan of the Company or its Subsidiaries is a Multiemployer Plan, a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (“Multiple Employer Plan”) or a voluntary employees’ beneficiary association under Section 501(c)(9) of the Code, (B) none of the Company and its Subsidiaries, nor any of their ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan and (C) none of the Company and its Subsidiaries, nor any of their ERISA Affiliates has incurred any withdrawal liability that has not been satisfied in full; (viii) none of the Company, any of its Subsidiaries, or, to the Knowledge of the Company, any of their respective directors, officers, employees or agents has, with respect to any Company Benefit Plan, engaged in or been a party to any non-exempt “prohibited transaction,” as such term is defined in Section 4975 of the Code or Section 406 of ERISA, which could reasonably be expected to result in the imposition of a penalty assessed pursuant to Section 502(i) of ERISA or a tax imposed by Section 4975 of the Code and (ix) there are no pending, threatened or, to the Knowledge of the Company, anticipated claims (other than claims for benefits in accordance with the terms of the Company Benefit Plans) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto that could reasonably be expected to result in any liability of the Company or any of its Subsidiaries. “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA. Each Company Benefit Plan can be amended, terminated or otherwise discontinued after the Effective Time in accordance with its terms, without any material liability to Parent, the Surviving Corporation, the Company or any of its Subsidiaries other than ordinary administration expenses typically incurred in a termination event.

(d)Except as provided in this Agreement or required by applicable Law or the terms of any Company Benefit Plan set forth on Section 3.9(a) of the Company Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, director, independent contractor, or consultant of the Company or any of its Subsidiaries to severance pay, change of control payment or any other payment from the Company or its Subsidiaries, (ii) accelerate the time of payment, funding (through a grantor trust or otherwise) or vesting, or increase the amount of, compensation due to any such director, employee, independent contractor or consultant, or (iii) result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust.

(e)No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or Section 409A, or otherwise.

(f)No Company Benefit Plan that is subject to Section 409A of the Code and the regulations and guidance thereunder (“Section 409A”) has been materially modified (as defined under Section 409A) since October 3, 2004 and all such non-qualified deferred compensation plans or arrangements have been at all times since January 1, 2005 (of, if later, the date it became effective) in operational compliance with Section 409A and at all times since January 1, 2009 (of, if later, the date it became effective) in documentary compliance with Section 409A. Each Company Option (A) was granted in compliance with all applicable Laws and all of the terms and conditions of the Company Stock Plan pursuant to which it was issued, (B) has an exercise price per Share equal to or greater than the fair market value of a Share on the date of such grant, (C) has a grant date identical to or after the date on which the Company’s Board of Directors or applicable committee actually awarded such Company Option, and (D) qualifies for the Tax and accounting treatment afforded to such Company Option in the Company’s Tax returns and financial statements, respectively.

(g)No material deduction for federal income tax purposes has been nor is any such material deduction expected by the Company to be disallowed for remuneration paid by the Company or any of its Subsidiaries by reason of Section 162(m) of the Code including by reason of the transactions contemplated hereby.

(h)Except as would not be reasonably expected to result in material liability to the Company or its Subsidiaries, all Company Foreign Plans (i) have been maintained in accordance with all applicable requirements, (ii) that are intended to qualify for special Tax treatment meet all material requirements for such treatment and (iii) that are required to be funded and/or book-reserved are funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions and in accordance with applicable Law.

(i)Neither the Company nor any of its Subsidiaries is a party to any Contract or arrangement between or applying to, one or more employees or other service providers and a union, trade union, works council, group of employees or any other employee representative body, for collective bargaining or other negotiating or consultation purposes or reflecting the outcome of such collective bargaining or negotiation or consultation with respect to their respective employees with any labor organization, union, group, association, works council or other employee representative body, or is bound by any equivalent national or sectoral agreement, Except for such matters that would be reasonably expected to result in material liability to the Company or its Subsidiaries: (i) as of the date hereof, (A) there are no strikes or lockouts with respect to any employees of the Company or any of its Subsidiaries; (B) to the Knowledge of the Company, there is no union organizing effort pending or threatened against the Company or any of its Subsidiaries; (C) there is no unfair labor practice, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries; and (D) there is no slowdown, or work stoppage in effect or, to the Knowledge of the Company, threatened with respect to employees of the Company or any of its Subsidiaries; and (ii) the Company and its Subsidiaries are in compliance with all applicable Laws in respect of (A) employment and employment practices, (B) terms and conditions of employment and wages and hours, (C) unfair labor practices and (D) proper classification of individuals who currently render services or have previously rendered services to the Company or any of its Subsidiaries as employees or non-employees as applicable.

(j)Except as would not be reasonably expected to result in material liability to the Company or its Subsidiaries, each of the Company and its Subsidiaries is in compliance in all material respects with WARN.  In the past three years, (i) neither the Company nor any of its Subsidiaries has effectuated a “plant closing” (as defined in WARN) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of its business, (ii) there has not occurred a “mass layoff” (as defined in WARN) affecting any site of employment or facility of the Company or any of its Subsidiaries, and (iii) neither the Company nor any of its Subsidiaries has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number, including as aggregated, to trigger application of any similar state, local or foreign law or regulation.

Section 3.10Absence of Certain Changes or Events. Since December 31, 2015, (a) there has not been or there does not exist, as the case may be, any event, change, occurrence or development that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (b) except for actions expressly contemplated by this Agreement, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course consistent with past practice, and (c) except for actions expressly contemplated by this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement without the prior written consent of Parent would constitute a breach of clauses (i), (ii), (iv), (v), (vi), (ix), (x) or (xii) through (xvii) of Section 5.1(b). Since June 30, 2016, except for actions expressly contemplated by this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if taken after the date of this Agreement without the prior written consent of Parent would constitute a breach of clause (iii) of Section 5.1(b).

Section 3.11Investigations; Litigation. As of the date hereof: (a) there is no investigation or review pending (or, to the Knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of the Company's Subsidiaries that would have, individually or in the aggregate, a Company Material Adverse Effect; and (b) there are no Actions pending (or, to the Knowledge of the Company, threatened) against or affecting the Company or any of the Company's Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Entity, in each case that involves an amount in controversy in excess of $500,000 or seeks specific performance or injunctive relief that would be material to the Company and its Subsidiaries, taken as a whole.

Section 3.12Proxy Statement; Other Information. The proxy statement to be filed by the Company with the SEC in connection with seeking the approval by the shareholders of the Company of the adoption of this Agreement (including the letter to shareholders, notice of meeting and form of proxy, the “Proxy Statement”) will not, at the time it is filed with the SEC, or at the time it is first mailed to the shareholders of the Company and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Company will cause the Proxy Statement to comply as to form in all material respects with the requirements of the Exchange Act applicable thereto as of the date of such filing. No representation is made by the Company with respect to statements made in the Proxy Statement based on information supplied, or required to be supplied, by or on behalf of Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference therein.

Section 3.13Tax Matters.

(a)Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are complete and accurate; (ii) the Company and each of its Subsidiaries have paid in full on a timely basis all Taxes required to be paid or have established adequate reserves in accordance with GAAP; (iii) there are no liens for Taxes upon any property of the Company or any of its Subsidiaries, except for Permitted Liens; (iv) the Company and each of its Subsidiaries have complied in all material respects with all applicable Laws relating to the payment, collection, withholding and remittance of Taxes (including information reporting requirements), including with respect to payments made to any employee, independent contractor, creditor, stockholder or other third party, and have timely collected, deducted or withheld and paid over to the appropriate Governmental Entity all amounts required to be so collected, deducted or withheld and paid over in accordance with applicable Laws; and (v) neither the Company nor any of its subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for a taxable period (or portion thereof) ending after the Closing Date as a result of any (A) adjustment pursuant to Section 481 of the Code (or any analogous provision of state, local or non-U.S. Law) for a taxable period ending on or before the Closing Date, (B) “closing agreement” as described in Section 7121 of the Code (or any analogous provision of state, local or non-U.S. Law) executed on or prior to the Closing Date, (C) installment sale, intercompany transaction or open transaction disposition made or entered into on or prior to the Closing Date, (D) prepaid amount received on or prior to the Closing Date or (E) election by the Company or any of its Subsidiaries under Section 108(i) of the Code (or any analogous provision of state, local or non-U.S. Law).

(b)As of the date of this Agreement, there are not pending or, to the Knowledge of the Company, threatened in writing, any audits, examinations, investigations or other proceedings in respect of material Taxes of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency.

(c)Neither the Company nor any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code.

(d)Neither the Company nor any of its Subsidiaries has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(e)Neither the Company nor any of its Subsidiaries is a party to or bound by any Contract to allocate, share or indemnify another Person for Taxes (other than (i) any customary agreements with customers, vendors, lenders, lessors or the like entered into in the ordinary course of business and (ii) property Taxes payable with respect to properties leased).

(f)Neither the Company nor any of its Subsidiaries has a permanent establishment (within the meaning of an applicable Tax treaty) in a country other than the country in which it is organized.

(g)Neither the Company nor any of its Subsidiaries has been a member of an affiliated group filing a consolidated federal income Tax return (other than a group the common parent of which was the Company).

(h) “Taxes“ means (i) any and all federal, state, local or foreign taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers' compensation, net worth, excise, withholding, ad valorem and value added taxes and (ii) any liability for items described in clause (i) payable by reason of Contract, assumption, transferee or successor liability, operation of Law, Treasury Regulation Section 1.1502-6 (or any similar provision of Law) or otherwise. “Tax Return“ means any return, report or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

Section 3.14Intellectual Property.

(a)The Company and its Subsidiaries either own or have a right to use such patents, trademarks, trade names, service marks, domain names, copyrights and any applications and registrations for any of the foregoing (including intent-to-use applications), trade secrets, know-how, technology, computer software and other tangible and intangible proprietary information and intellectual property rights (collectively, “Intellectual Property”) as are necessary to conduct the business of the Company and its Subsidiaries as conducted by the Company and its Subsidiaries as of the date hereof in all material respects. Neither the Company nor any of its Subsidiaries has infringed, misappropriated or violated any Intellectual Property of any third party in the past three years, provided that the foregoing representation is given to Knowledge with respect to patents. To the Knowledge of the Company, no third party is currently infringing, misappropriating or violating any Intellectual Property owned by or exclusively licensed to the Company or any of its Subsidiaries.

(b)Except pursuant to a non-exclusive license agreement entered into with the customers in the ordinary course of business, no Person (other than the Company or any of its Subsidiaries) has an interest in or any right to use any Intellectual Property owned by the Company (“Company Owned Intellectual Property”).

(c)As of the date of this Agreement, there are no Actions pending or, to the Knowledge of the Company, threatened, that challenge or question the Company's ownership or right to use Intellectual Property of the Company or any of its Subsidiaries.

(d)The Company and its Subsidiaries have taken reasonable steps to maintain the confidentiality of or otherwise protect and enforce their rights in all Intellectual Property owned by them, and to protect and preserve through the use of customary non-disclosure agreements the confidentiality of all confidential information that is owned or held by the Company and its Subsidiaries and used in the conduct of the business. Neither the Company nor any of its Subsidiaries has experienced any material cybersecurity or other data breach or misappropriation.

(e)All personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception or development, or both, of material Intellectual Property owned by the Company and its Subsidiaries (i) have been and are a party to “work-for-hire” arrangements with the Company or one of its Subsidiaries or (ii) have assigned to the Company or one of its Subsidiaries ownership of all tangible and intangible property arising in connection with the conception or development of such Intellectual Property.

The transactions contemplated by this Agreement will not impair or diminish the rights of the Company or any of its Subsidiaries in and to the Company Owned Intellectual Property in any material respect.
(f)The generality of any other representations and warranties in this Agreement notwithstanding, the representations and warranties in this Section 3.14 shall be deemed to be the Company's sole and exclusive representations and warranties in this Agreement with respect to infringement of third party Intellectual Property.

Section 3.15Real Property. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (a) the Company or a Subsidiary of the Company has good and valid title or valid leasehold interests, as applicable, in all of its owned or leased real property, free and clear of all Liens (except for Permitted Liens and all other title exceptions, changes, defects, easements, restrictions, encumbrances and other matters, whether or not of record, that do not materially affect the continued use of the applicable property for the purposes for which such property is currently being used by the Company or a Subsidiary of the Company as of the date hereof); (b) as of the date hereof, each lease, license, sublease and occupancy agreement (each, a “Lease”) with respect to real property leased, licensed, subleased or otherwise used by the Company or its Subsidiaries as lessee or sublessee (together with real property owned by the Company and its Subsidiaries, the “Real Property”), is in full force and effect and enforceable in accordance with their respective terms against the Company or its Subsidiaries that are party thereto and, to the Knowledge of the Company, to the other parties thereto; (c) as of the date hereof, neither the Company nor any of its Subsidiaries is in material breach or default under any of the Leases; and (d) to the Knowledge of the Company, there is no pending or written threat of condemnation or similar action affecting any of the Real Property. The Company does not own any Real Property. The Company and its Subsidiaries are, and since January 1, 2014 have been, in compliance in all material respects with all applicable Environmental Laws. The Company has not received written notice of any Action alleging liability under any Environmental Law.

Section 3.16Opinion of Financial Advisors. The Board of Directors of the Company has received the opinion of Union Square Advisors LLC, dated as of the date of this Agreement, to the effect that, as of such date and subject to the assumptions, limitations, qualifications and other matters stated therein, the Merger Consideration to be received by the holders of Common Stock in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders.

Section 3.17Required Vote of the Company Shareholders. The affirmative vote of the holders of a majority of the outstanding shares of Common Stock is the only vote of holders of securities of the Company that is required to approve this Agreement and consummate the transactions contemplated hereby, including the Merger (the “Company Shareholder Approval”).

Section 3.18Material Contracts.

(a)Except for this Agreement, or as set forth in Section 3.18 of the Company Disclosure Letter, as of the date of this Agreement, neither the Company nor any of its Subsidiaries is a party to or expressly bound by any Contract (excluding any Company Benefit Plan) that:

(i)is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Securities Act);

(ii)relates to any joint venture, partnership, limited liability or other similar Contract relating to the formation, creation, operation, management or control of any joint venture or partnership that is material to the business of the Company and its Subsidiaries, taken as a whole;

(iii)is an indenture, credit agreement, loan agreement, security agreement, guarantee (other than any guarantee provided with respect to a wholly owned Subsidiary of the Company), note, mortgage or other Contract providing for or securing indebtedness for borrowed money or deferred payment (in each case, whether incurred, assumed, guaranteed or secured by any asset) in excess of $1 million;

(iv)is a settlement, conciliation or similar Contract (x) with any Governmental Entity or (y) which would require the Company or any of its Subsidiaries to pay consideration of more than $100,000 after the date of this Agreement;

(v)contains any covenant that materially limits the ability of the Company or any of its Subsidiaries to engage in any line of business, or to compete with any Person or operate at any geographic location;

(vi)contains earn-out, exclusivity obligations or similar restrictions or contingent obligations that currently are or in the future will be binding on and are material to the Company or any of its Subsidiaries or that would be binding on Parent or any of its Affiliates (other than the Company or any of its Subsidiaries) after the Closing;

(vii)restricts the ability of the Company or any of its Subsidiaries to incur liens to secure indebtedness for borrowed money;

(viii)relates to the acquisition or disposition of any business, capital stock or all or substantially all of assets of any other Person or any material real property (whether by merger, sale of stock, sale of assets or otherwise), in any such case having a purchase price of more than $10 million and entered into at any time during the last five (5) years or otherwise containing material ongoing performance obligations of the Company or any of its Subsidiaries; or

(ix)is a contract under which the Company or any of its Subsidiaries uses or has the right to use any Intellectual Property licensed from third parties that is material to the business of the Company and its Subsidiaries, taken as a whole.

Each Contract of the type described in this Section 3.18(a) is referred to herein as a “Company Material Contract.”

(b)The Company has delivered or made available to Parent true and complete copies of each such Company Material Contract. Neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect. To the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default would have, individually or in the aggregate, a Company Material Adverse Effect. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the Knowledge of the Company, of each other party thereto, and is in full force and effect, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors' rights generally and (ii) equitable remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received any written notice or claim of default under any Company Material Contract or any written notice of an intention to terminate, not renew or challenge the validity or enforceability of any Company Material Contract.

Section 3.19Insurance Policies. Except as is not material to the business of the Company and its Subsidiaries, taken as a whole, (a) all insurance policies maintained by the Company and its Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid in accordance with the terms of such policies, (b) neither the Company nor any of its Subsidiaries is in breach or default of any of its insurance policies, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default or permit termination or modification of any of such policies and (c) other than in connection with ordinary course renewals, the Company has not received any written notice of termination, cancellation, or non-renewal with respect to any such policy.

Section 3.20Finders or Brokers; Fees. The Board of Directors of the Company has received the written opinion of its financial advisor, Union Square Advisors LLC, substantially to the effect that, as of the date of such opinion, and subject to the assumptions, limitations, qualifications and other matters stated therein, the Merger Consideration to be received by the holders of Common Stock (other than Cancelled Shares or Converted Shares) in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders (it being understood and agreed that such written opinion is for the benefit of the Company Board and may not be relied upon by Parent or Merger Sub). The Company’s estimate of expenses payable by the Company in connection with the transactions contemplated by this Agreement to Union Square Advisors LLC is set forth in Section 3.20 of the Company Disclosure Letter.

Section 3.21Takeover Laws. Assuming the representations and warranties of Parent and Merger Sub set forth in Section 4.11 are true and correct, no “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation (“Takeover Laws”) is applicable to the Agreement, the Voting Agreement, the Merger and the other transactions contemplated hereby. The actions by the Board of Directors of the Company, prior to execution and delivery of this Agreement and the Voting Agreement, in approving this Agreement and the Voting Agreement, and the transactions contemplated herein and therein, are sufficient to render inapplicable to this Agreement and the Voting Agreement, and the transactions contemplated herein and therein, the restrictions on “business combinations” as set forth in Section  23- 1-43-1 to 23-1-43-23 of the ICBL.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub jointly and severally represent and warrant to the Company as follows:
Section 4.1Qualification, Organization, Subsidiaries. Each of Parent and Merger Sub is a legal entity duly organized, validly existing and, where applicable, in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except, in each case, as would not, individually or in the aggregate, prevent or materially delay the Closing or prevent or materially delay or materially impair the ability of Parent or Merger Sub to satisfy the conditions precedent to the Merger, to obtain financing for the Merger or to consummate the Merger and the other transactions contemplated by this Agreement (a “Parent Material Adverse Effect”).

Section 4.2Corporate Authority Relative to This Agreement; No Violation.

(a)Each of Parent and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by the Boards of Directors of Parent and Merger Sub and by Parent, as the sole shareholder of Merger Sub, and, except for the filing of the Articles of Merger with the Secretary of State of the State of Indiana, no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the valid and binding agreement of the Company, constitutes the valid and binding agreement of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms.

(b)The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, by Parent and Merger Sub do not and will not require Parent, Merger Sub or their Subsidiaries to procure, make or provide any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity or other third party, other than (i) the filing of the Articles of Merger, (ii) the filing of the pre-merger notification report under the HSR Act and any foreign filings required or advisable under any applicable foreign Antitrust Law or foreign investment Law, (iii) compliance with any applicable foreign or state securities or blue sky Laws and (iv) CFIUS Clearance but solely to the extent a CFIUS Request has occurred prior to the Closing (collectively, clauses (i) through (iv), the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date hereof, none of Parent, Merger Sub or any of their Affiliates intends to make a notification (whether draft or definitive) to the Committee on Foreign Investment in the United States in connection with the transactions contemplated hereby.

(c)Assuming compliance with the matters referenced in Section 4.2(b) and receipt of the Parent Approvals, the execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the other transactions contemplated hereby, including the Merger, do not and will not (i) contravene or conflict with the organizational or governing documents of Parent, Merger Sub or any of their Subsidiaries, (ii) contravene or conflict with or constitute a violation of any provision of any Law binding upon or applicable to Parent, Merger Sub or any of their Subsidiaries or any of their respective properties or assets, or (iii) result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a material benefit under any Contract, instrument, permit, concession, franchise, right or license binding upon Parent, Merger Sub or any of their Subsidiaries or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent, Merger Sub or any of their Subsidiaries, other than, in the case of clauses (ii) and (iii), any such contravention, conflict, violation, default, termination, cancellation, acceleration, right, loss or Lien that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.3Investigations; Litigation. As of the date hereof, there is no investigation or review pending (or, to the Knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries that would have, individually or in the aggregate, a Parent Material Adverse Effect, and there are no Actions pending (or, to the Knowledge of Parent, threatened) against or affecting Parent or any of Parent's Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Entity, in each case that would have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4Proxy Statement; Other Information. None of the information supplied by or on behalf of Parent, Merger Sub or any of their Affiliates for inclusion or incorporation by reference in the Proxy Statement will, at the time it is filed with the SEC, or at the time it is first mailed to the shareholders of the Company and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

Section 4.5Financing.

(a)Parent has delivered to the Company a true, complete and correct copy of the executed debt commitment letter, dated as of the date hereof (together with the exhibits, schedules and annexes thereto, the “Debt Commitment Letter”, and as the same may be amended, supplemented or otherwise modified or replaced in accordance with the terms therein and herein and including any executed commitment letter or similar agreement for Alternative Financing, in each case, pursuant to Section 5.16, and any related executed fee letter, collectively, the “Debt Financing Commitments”), executed by the Parent Parties and the Lenders, pursuant to which the Lenders have committed, subject to the terms and conditions set forth therein, to provide or cause to be provided to the Parent Parties, debt financing in the aggregate amounts set forth therein (the “Debt Financing”).

(b)As of the date hereof, the Debt Financing Commitments are in full force and effect and are the legal, valid and binding obligations of the Parent Parties and, to the Knowledge of Parent, the Lenders (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and to general equitable principles, regardless of whether such enforceability is considered in a proceeding in equity or at law (the “Bankruptcy and Equity Exceptions”). As of the date hereof, the Debt Financing Commitments have not been amended, modified or replaced, and the respective commitments contained in the Debt Financing Commitments have not been withdrawn, terminated or rescinded in any respect as of the date hereof. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of the Parent Parties, or to the Knowledge of Parent, any other Person, under the Debt Financing Commitments and, assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.3 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), Parent has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it or the other Parent Parties in the Debt Financing Commitments on or prior to the Closing Date. There are no conditions precedent related to the funding of the full amount of the Debt Financing other than as expressly set forth in or contemplated by the Debt Financing Commitments. Except for fee letters (complete copies of which have been provided to the Company, with only fee amounts, economic terms, market flex provisions, securities demand provisions and other customary threshold amounts redacted, none of which redacted terms adversely affect the conditionality, enforceability, termination or availability of the Debt Financing or reduce the Debt Financing below the Required Amount (as defined below)) and customary fee credit letters or engagement letters, none of which adversely affect the conditionality, enforceability, termination or availability of the Debt Financing or reduce the Debt Financing below the Required Amount (as defined below), as of the date hereof, there are no side letters or other agreements, contracts or arrangements related to the funding of the full amount of the Debt Financing other than as expressly set forth in or contemplated by the Debt Financing Commitments. The Parent Parties have fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement in connection with the Debt Financing.

(c)Assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.3 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), and assuming the aggregate proceeds to be funded in accordance with the Debt Financing Commitments on the Closing Date have been funded, the Parent Parties will have at the Closing sufficient funds (together with the cash on hand at the Parent Parties and their subsidiaries and cash on hand at the Company and its subsidiaries) to pay and satisfy (or to provide to Merger Sub so it can pay and satisfy) in full in cash the aggregate Merger Consideration and to perform its obligations under this Agreement with respect to the transactions contemplated by this Agreement, including the treatment of

Company Equity Awards, and all payments, fees and expenses payable by Parent and the Parent Parties related to or arising out of the consummation of the transactions contemplated by this Agreement (collectively, the “Required Amount”).

(d)In no event shall the receipt or availability of any funds or financing by Parent or any Affiliate thereof or any other financing or other transactions be a condition to any of Parent’s or Merger Sub’s obligations hereunder.

Section 4.6Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists of one hundred (100) common shares, par value $0.01 per share, of which one hundred (100) shares are validly issued and outstanding. All of the issued and outstanding capital shares of Merger Sub are, and at the Effective Time will be, owned by Parent. Merger Sub does not have outstanding any option, warrant, right or any other agreement pursuant to which any Person other than Parent may acquire any equity security of Merger Sub. Merger Sub has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

Section 4.7No Vote of Parent Shareholders. No vote of the shareholders of Parent or the holders of any other securities of Parent (equity or otherwise) is required by any applicable Law, the certificate of incorporation or bylaws or other equivalent organizational documents of Parent or the applicable rules of any exchange on which securities of Parent are traded, in order for Parent to consummate the transactions contemplated hereby.

Section 4.8Finders or Brokers. Neither Parent nor any of its Subsidiaries (including Merger Sub) has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who might be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.9No Additional Representations.

(a)Each of Parent and Merger Sub acknowledges and agrees that it and its Representatives have received access to such books and records, facilities, equipment, contracts and other assets of the Company that it and its Representatives have desired or requested to review and that it and its Representatives have had full opportunity to meet with the management of the Company and to discuss the business and assets of the Company.

(b)Parent and Merger Sub agree and acknowledge that, except for the representations and warranties contained in Article 3, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates. Parent and Merger Sub agree and acknowledge that neither the Company nor any Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the Company furnished or made available to Parent and its Representatives, except as expressly set forth in Article 3 (which includes the Company Disclosure Letter and the Company SEC Documents, as applicable), and neither the Company, its directors, officers, employees, agents or other Representatives, nor any other Person, shall be subject to any liability to Parent or any other Person resulting from the Company's making available to Parent or Parent's use of such information, or any information, documents or material made available to Parent in the due diligence materials provided to Parent, including in the data room, other management presentations (formal or informal) or in any other form in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, the Company makes no representation or warranty to Parent or Merger Sub with respect to any business or financial projection, guidance or forecast relating to the Company or any of its Subsidiaries, whether or not included in the data room or any management presentation. Each of Parent and Merger Sub, on its behalf and on behalf of its Affiliates, expressly waives any such claim relating to the foregoing matters except with respect to fraud.

Section 4.10Certain Arrangements. Other than the Voting Agreement, there are no contracts, undertakings, commitments, agreements, obligations or understandings, whether written or oral, between Parent or Merger Sub or any of their Affiliates, on the one hand, and any beneficial owner of more than five percent (5%) of the outstanding Shares of Common Stock or any member of the Company's management or the Board of Directors, on the other hand, relating in any way to the Company, the transactions contemplated by this Agreement or to the operations of the Surviving Corporation after the Effective Time.

Section 4.11Ownership of Common Stock. None of Parent, Merger Sub or any of their respective Subsidiaries beneficially owns, directly or indirectly (including pursuant to a derivatives contract), any Shares of Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Common Stock or any securities of any Subsidiary of the Company, and none of Parent, Merger Sub or any of their respective Subsidiaries has any rights to acquire, directly or indirectly, any Shares of Common Stock, except pursuant to this Agreement. None of Parent, Merger Sub or any of their “affiliates” or “associates” is, or at any time during the last five years has been, an “interested shareholder” of the Company, in each case as defined in IBCL 23-1-43.

Section 4.12Solvency. Assuming the accuracy of the representations and warranties of the Company contained in this Agreement, the satisfaction of the conditions set forth in Section 6.1 and Section 6.3 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing) and the performance by the Company of its obligations under this Agreement, then immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including the financings being entered into in connection therewith):

(a)the Fair Value of the assets of Parent and its Subsidiaries, taken as a whole, shall be greater than the total amount of Parent and its Subsidiaries' liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed), taken as a whole;

(b)Parent and its Subsidiaries, taken as a whole, shall be able to pay their debts and obligations as they become due; and

(c)Parent and its Subsidiaries, taken as a whole, shall have adequate capital to carry on their businesses.

ARTICLE 5

COVENANTS AND AGREEMENTS

Section 5.1Conduct of Business by the Company and Parent.

(a)From and after the date hereof and prior to earlier of the Effective Time and the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law, (ii) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be expressly contemplated or required by this Agreement or (iv) as set forth in Section 5.1 of the Company Disclosure Letter, the Company shall, and shall cause its Subsidiaries to, (x) conduct its business in all material respects in the ordinary course and (y) use its commercially reasonable efforts to preserve intact in all material respects its business organization and business relationships and maintain existing relations and goodwill with Governmental Entities, customers, suppliers, creditors, lessors, officers and employees.

(b)From and after the date hereof and prior to earlier of the Effective Time and the Termination Date, and except (w) as may be required by applicable Law, (x) as may be agreed in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (y) as may be expressly required or permitted by this Agreement or (z) as set forth in Section 5.1 of the Company Disclosure Letter, the Company:

(i)shall not, and shall not permit any of its Subsidiaries that is not wholly-owned to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except dividends and distributions paid by Subsidiaries of the Company to the Company or to any of its wholly owned Subsidiaries;

(ii)shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance, sale, pledge, encumbrance or delivery of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(iii)except as required by Company Benefit Plans (as in existence as of the date hereof), shall not, and shall not permit any of its Subsidiaries to (A) increase the compensation or other benefits payable or provided to the Company's directors, officers, employees, consultants or service providers, except for annual salary or wage increases for employees of the Company (other than executive officers of the Company) in the ordinary course of business consistent with past practice, including the timing thereof, not to exceed five percent per employee, (B) grant or pay (or commit to grant or pay or increase) any severance or termination pay of any current or former director, officer, employee, consultant or service provider, except for any such payments (x) to employees who are not officers of the Company or its Subsidiaries, (y) made in the ordinary course of business consistent with the terms of the Company’s and/or Subsidiary’s, as applicable, existing general severance policies and practices listed in item 16 of Section 3.9(a) of the Company Disclosure Letter and (z) made in exchange for a release of claims against the Company and its Subsidiaries; (C) enter into any employment, change of control, severance or retention agreement with any employee of the Company or any of its Subsidiaries, except (1) for severance agreements entered into with terminated employees that are consistent with clause (B) above or (2) for agreements with newly hired employees that are entered into in the ordinary course of business and are terminable on no more than 60 days' notice without penalty); (D) modify any Company Option, Company RSU or other equity-based award, (E) accelerate the payment or vesting of any payment, equity award or benefit provided or to be provided to any current or former director, officer, employee, consultant or other service provider or otherwise pay any amounts or provide any benefits not due such individual, (F) become a party to, establish, amend, commence participation in, terminate or commit itself to the adoption of any stock option plan or other stock-based compensation plan, compensation (except as permitted under clause (A) hereof), pension, retirement, profit-sharing, welfare benefit, or other employee benefit plan or agreement with or for the benefit of any current or former director, officer, employee, consultant or service provider, or any collective bargaining, works council or similar labor-related agreement; or (G) hire any new employee having a title of Vice President or above, appoint any new member to the Company’s Board of Directors, or terminate the employment of any employee having a title of Vice President or above, other than a termination for cause, or take any action that would result in such employee having the right to terminate for “Good Reason” pursuant to any agreement or arrangement with the Company;

(iv)shall not, and shall not permit any of its Subsidiaries to, enter into or make any loans to any of its present or former directors, employees, agents or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons, except as required by the terms of any Company Benefit Plan;

(v)shall not, and shall not permit any of its Subsidiaries to, change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP or SEC rule or policy;

(vi)except as required by applicable Law or the rules or requirements of any stock exchange, shall not, and shall not permit any of its Subsidiaries to adopt any amendments to its articles of incorporation or bylaws (or comparable organizational documents);

(vii)except for transactions among the Company and its Subsidiaries or among the Company's Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interests in the Company or any Subsidiaries or any securities convertible into, exercisable for or exchangeable for any such shares or ownership interests or take any action to cause to be vested any otherwise unvested Company Equity Award (except as otherwise expressly provided by Section 2.3 hereof), other than (A) issuances of Shares in respect of any exercise of or settlement of Company Equity Awards outstanding on the date hereof or as may be granted after the date hereof as permitted under this Section 5.1(b) and (B) the acquisition of Shares from a holder of a Company Equity Award in satisfaction of withholding obligations or in payment of the exercise price in accordance with the terms of the applicable Company Equity Award as of the date hereof;

(viii)except for transactions among the Company and its Subsidiaries or among the Company’s Subsidiaries, shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, repurchase, redeem or otherwise acquire any shares of its capital stock or any rights, warrants or options to acquire any such shares;

(ix)shall not, and shall not permit any of its Subsidiaries to, (A) make any loans, advances or capital contributions to or investments in any other Person except loans and advances made in the ordinary course of business consistent with past practice or among the Company and its Subsidiaries or among the Company's Subsidiaries, (B) incur, assume, guarantee, prepay or otherwise become liable for any indebtedness for borrowed money (directly, contingently or otherwise), other than (1) any indebtedness for borrowed money among the Company and its Subsidiaries or among the Company's Subsidiaries, and (2) guarantees by the Company of indebtedness for borrowed money of Subsidiaries of the Company, which indebtedness is incurred in compliance with this Section 5.1(b), or (3) other indebtedness for borrowed money not to exceed $1 million in aggregate principal amount outstanding at any time incurred by the Company or any of its Subsidiaries other than in accordance with clauses (1) and (2);

(x)except for sales of goods in the ordinary course of business, shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, pledge, mortgage or otherwise encumber (including securitizations), or subject to any Lien (other than Permitted Liens) or otherwise dispose of any portion of its properties or assets, including the capital stock of Subsidiaries, other than sales of obsolete equipment in the ordinary course and other ordinary course transactions with an aggregate value of less than $100,000 individually or $1 million in the aggregate;

(xi)shall not, and shall not permit any of its Subsidiaries to enter into (other than with respect to ordinary course customer contracts entered into after the date hereof), modify, amend, terminate or waive any rights under any Company Material Contract or any Contract entered into after the date hereof that would constitute a Company Material Contract if entered into prior to the date hereof (other than the expiration or renewal of any Company Material Contract in accordance with its terms);

(xii)except in the ordinary course of business consistent with past practice, shall not, and shall not permit any of its Subsidiaries to, (A) make, change or revoke any material Tax election, (B) file any amended Tax Return with respect to any material Tax, (C) make a material change in any method of Tax accounting, (D) settle or compromise any material Tax proceeding or consent to any extension or waiver of the limitation period applicable to any audit, assessment or claim for material Taxes, or (E) surrender any claim for a refund of material Taxes;

(xiii)shall not, and shall not permit any of its Subsidiaries to, settle, pay, discharge or satisfy any Action, other than any Action that involves only the payment of monetary damages not in excess of $100,000 individually or $1 million in the aggregate;

(xiv)shall not, and shall not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(xv)shall not, and shall not permit any of its Subsidiaries to, incur or commit to incur any capital expenditures, or any obligations or liabilities in connection therewith that, individually or in the aggregate, are in excess of $1,000,000, other than any capital expenditure (or series of related capital expenditures) consistent in all material respects with the Company’s annual capital expenditure budget for periods following the date of this Agreement, as provided to Parent;

(xvi)shall not, and shall not permit any of its Subsidiaries to, acquire (by merger, consolidation or acquisition of stock or assets) any assets (other than those used in the ordinary course of business), any other Person or any equity interest therein, in each case, with an aggregate value of more than $100,000 individually or $1 million in the aggregate;

(xvii)shall not, and shall not permit any of its Subsidiaries to, take any action that would cause the Shares to no longer be a “covered security” as defined in Section 18(b)(1)(A) of the Securities Act;

(xviii)shall not, and shall not permit any of its Subsidiaries to, take any action to modify, amend, terminate or waive any rights under the Capped Call Transactions;

(xix)shall not, and shall not permit any of its Subsidiaries to, take any action that would result in an anti-dilution event under the Convertible Notes; provided, that this clause (xix) shall not affect the Company's rights in connection with a Superior Proposal); and

(xx)shall not, and shall not permit any of its Subsidiaries to authorize or agree, in writing or otherwise, to take any of the foregoing actions.

(c)Between the date hereof and the earlier of the Effective Time and the Termination Date, Parent and Merger Sub shall not, and shall not permit any of their Subsidiaries or Affiliates to, enter into agreements with respect to, or consummate, any acquisitions, mergers, consolidations or business combinations that would reasonably be expected to prevent or materially delay, impede or interfere with its performance of, or the consummation of the transactions contemplated by, this Agreement.

Section 5.2Access.

(a)Subject to compliance with applicable Laws, the Company shall afford to Parent and to its officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Representatives”) reasonable access during normal business hours, upon reasonable advance notice, throughout the period prior to the earlier of the Effective Time and the Termination Date, to the Company's and its Subsidiaries' properties, contracts, commitments, books and records, other than any such matters that relate to the negotiation and execution of this Agreement, including the Company's process of considering potential strategic alternatives leading up to the execution of this Agreement or otherwise with respect to the consideration or valuation of the Merger or any actual or potential financial or strategic alternatives thereto, or any Alternative Proposal or Superior Proposal. The foregoing notwithstanding, the Company shall not be required to afford such access if it would unreasonably disrupt the operations of the Company or any of its Subsidiaries, would cause a violation of any agreement to which the Company or any of its Subsidiaries is a party (provided that the Company shall use commercially reasonable efforts to obtain the consent of such third Person to such agreement), would cause a risk of a loss of privilege or trade secret protection to the Company or any of its Subsidiaries or would constitute a violation of any applicable Law.

(b)Parent hereby agrees that all information provided to it or any Parent Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be deemed to be Evaluation Material, as such term is used in, and shall be treated in accordance with, the confidentiality agreement, dated as of July 5, 2016, between the Company and Greeneden U.S. Holdings II, LLC (the “Confidentiality Agreement”).

Section 5.3No Solicitation.

(a)Subject to the provisions of this Section 5.3, from the date hereof until the earlier of the Effective Time and the Termination Date, the Company agrees that it shall not, and shall cause its Subsidiaries not to, and shall use its reasonable best efforts to cause its Affiliates and Representatives not to, directly or indirectly, (i) solicit, initiate, cooperate with, knowingly facilitate or knowingly induce the making of any submission or announcement of an Alternative Proposal or the making of any inquiry, offer or proposal that would reasonably be expected to lead to any Alternative Proposal, (ii) participate or engage in any discussions or negotiations regarding an Alternative Proposal with, or furnish any nonpublic information regarding an Alternative Proposal to, any Person that has made or, to the Knowledge of the Company, is considering making an Alternative Proposal (except, in each case, solely to notify such Person of the existence of the provisions of this Section 5.3), (iii) approve, endorse or recommend an Alternative Proposal, (iv) terminate, amend, release, modify or fail to enforce any provision of, or grant any permission, waiver or request under, any confidentiality agreement entered into by the Company in respect of or in contemplation of an Alternative Proposal, (v) take any action to make the provisions of any takeover laws inapplicable to any Alternative Proposal, (vi) enter into any letter of intent or agreement in principle or any agreement providing for any Alternative Proposal (except for confidentiality agreements permitted under Section 5.3(b)) or (vii) publicly propose to do any of the foregoing.

(b)Notwithstanding anything in this Section 5.3 to the contrary, at any time prior to obtaining the Company Shareholder Approval, if the Company receives an Alternative Proposal that was not solicited in violation of Section 5.3(a) and that either constitutes, or that the Board of Directors of the Company determines in good faith after consultation with outside legal and financial advisors would reasonably be expected to result in, a Superior Proposal, the Company may take the following actions: (x) furnish nonpublic information to the third party making such Alternative Proposal, if, prior to so furnishing such information, the third party has entered into an executed confidentiality agreement with the Company having provisions as to confidential treatment of information that are not materially less favorable to the Company than the confidentiality provisions of the Confidentiality Agreement, and (y) engage in discussions or negotiations with the third party with respect to the Alternative Proposal; provided that (i) the Company shall notify Parent orally (and then in writing within twenty-four (24) hours) of any inquiry made to the Company with respect to, or which would reasonably be expected to lead to, any Alternative Proposal, the identity of the Person or group making any such Alternative Proposal, request or inquiry, the terms and conditions of such Alternative Proposal, request or inquiry, copies of all written documents, requests or inquiries relating to any Alternative Proposal (including the financing thereof), and (ii) contemporaneously with furnishing any non-public information to such third party (and/or its Representatives), the Company shall furnish or make available such non-public information to Parent or its Representatives (to the extent such information has not been previously furnished to Parent). The Company hereby acknowledges and agrees that any material violation of the restrictions set forth in this Section 5.3 by any Subsidiary of the Company or any Representative of the Company of any of its Subsidiaries shall be deemed to be a breach of this Section 5.3 by the Company.

(c)Except as set forth in this Section 5.3, the Board of Directors of the Company shall not (i) fail to make, withdraw, qualify (or modify in any manner adverse to Parent), or propose publicly to withdraw, qualify (or modify in any manner adverse to Parent), the Recommendation, (ii) approve, recommend or declare advisable any Alternative Proposal or propose publicly to approve, recommend or declare advisable any Alternative Proposal, (iii) take any formal action or make any recommendation or public statement in connection with a tender offer or exchange offer other than a recommendation against such offer or a temporary “stop, look and listen” communication by the Board of Directors of the Company pursuant to Rule 14d-9(f) of the Exchange Act, or (iv) enter into any agreement, contract or agreement in principle requiring the Company to abandon, terminate or breach its obligations hereunder or fail to consummate the Merger (any such action, a “Change of Recommendation”). Anything to the contrary set forth in this Agreement notwithstanding, prior to obtaining the Company Shareholder Approval, the Board of Directors of the Company may, in response to a Superior Proposal received by the Company after the date of this Agreement on an unsolicited basis, (x) make a Change of Recommendation or (y) cause the Company to terminate this Agreement pursuant to Section 7.1(g) (provided that prior to or simultaneously with such termination the Company shall have entered into a definitive agreement with respect to such Superior Proposal and paid the Company Termination Fee) solely in the event that:

(i)the Board of Directors of the Company has received a Superior Proposal after the date of this Agreement;

(ii)the Company shall have given Parent at least five Business Days' written notice (a “Superior Proposal Notice”) advising Parent of its intention to make such a Change of Recommendation or terminate this Agreement (the “Superior Proposal Notice Period”), which Superior Proposal Notice shall include all material terms and conditions of the Superior Proposal that is the basis for the proposed action of the Board of Directors of the Company, the identity of the Person making the Superior Proposal and a copy of the most current version of the proposed definitive agreement for such Superior Proposal;

(iii)if requested by Parent, during the Superior Proposal Notice Period, the Company shall have met and negotiated with Parent regarding modifications to the terms and conditions of this Agreement so that such Superior Proposal ceases to be a Superior Proposal;

(iv)at the end of such Superior Proposal Notice Period, after taking into account any binding commitments made by Parent to amend the terms of this Agreement during the period following delivery of such Superior Proposal Notice, the Board of Directors of the Company concludes that the Superior Proposal giving rise to the Superior Proposal Notice continues to constitute a Superior Proposal; provided that (x) any material modifications to the terms of the Superior Proposal shall commence a new Superior Proposal Notice Period under clause (ii) of three Business Days; and

(v)the Board of Directors of the Company determines (after consultation with its outside legal counsel and after considering any counter-offer or proposal made by Parent pursuant to clause (iv) above), that, in light of such Superior Proposal, the failure to terminate this Agreement or effect a Change of Recommendation would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law;

(d)Nothing contained in this Agreement shall prohibit the Company or its Board of Directors from (i) disclosing to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, if the Board of Directors of the Company determines in good faith, after consultation with the Company's outside legal counsel, that the failure of the Board of Directors of the Company to make such disclosure would be inconsistent with the directors' exercise of their fiduciary duties under applicable Law, or from issuing a “stop, look and listen” statement pending disclosure of its position thereunder (provided, however, that any disclosure other than a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, an express rejection of an applicable Alternative Proposal or an express reaffirmation of the Recommendation shall be deemed to be a Change of Recommendation) or (ii) making any disclosure to its shareholders if the Board of Directors of the Company determines in good faith, after consultation with the Company's outside legal counsel, that the failure of the Board of Directors of the Company to make such disclosure would be reasonably likely to be inconsistent with the directors' exercise of their fiduciary obligations to the Company's shareholders under applicable Law. In the event that, subsequent to the date hereof and prior to the Company Meeting, there shall have been a Change of Recommendation as contemplated by Section 5.3(c) and this Agreement has not been terminated, the Company shall nevertheless submit this Agreement to the shareholders of the Company for adoption and approval at the Company Meeting.

(e)“Alternative Proposal“ means any bona fide inquiry, proposal, indication of interest or offer made by any Person relating to (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization or similar transaction or series of related transactions involving the Company, (ii) the acquisition by any Person, directly or indirectly, of twenty percent (20%) or more of the assets of the Company and its Subsidiaries, on a consolidated basis, or (iii) the acquisition by any Person, directly or indirectly, of twenty percent (20%) or more of the outstanding Shares of Common Stock or any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a Person beneficially owning twenty percent (20%) or more of the outstanding Shares of Common Stock.

(f)“Superior Proposal“ means a written Alternative Proposal, substituting in the definition thereof “fifty percent (50%)” for “twenty percent (20%)” in each place it appears, that (i) was not solicited in violation of this Section 5.3, and (ii) the Board of Directors of the Company determines in good faith, after consultation with the Company's outside financial and legal advisors, and considering such factors as Board of Directors of the Company considers to be (x) reasonably likely to be consummated in accordance with its terms, taking into account all financial, regulatory, legal and other aspects of the proposal, including, to the extent debt financing is required, the likelihood of obtaining necessary financing, the identity of the Person making such Alternative Proposal, and whether such proposal is fully financed by means of an executed customary commitment letter from a reputable Person that has agreed to provide or cause to be provided the amounts set forth therein, and (y) if completed, would be more favorable to the Company's shareholders from a financial point of view than the transactions contemplated by this Agreement (after giving effect to any adjustments to the terms and provisions of this Agreement agreed to in writing by Parent in response to such Alternative Proposal).

Section 5.4Filings; Other Actions.

(a)The Company shall prepare (in consultation with Parent) and file with the SEC the Proxy Statement, which shall, subject to Section 5.3, include the Recommendation, and shall use reasonable best efforts to respond to any comments by the SEC staff in respect of the Proxy Statement as promptly as reasonably practicable after the receipt thereof, and shall cause the definitive Proxy Statement to be mailed to the Company's shareholders as promptly as reasonably practicable following the filing thereof with the SEC. Parent and Merger Sub shall provide to the Company such information concerning themselves and their Affiliates as is customarily included in a proxy statement prepared in connection with a transaction of the type contemplated by this Agreement or as otherwise required by Law, requested by the SEC or its staff or as the Company may reasonably request and the Company shall provide Parent an opportunity to review and comment on the Proxy Statement prior to filing or mailing the Proxy Statement and shall consider in good faith any comments reasonably proposed by Parent.

(b)The Company and its Affiliates, on the one hand, and Parent, Merger Sub and their respective Affiliates, on the other hand, may not communicate in writing with the SEC or its staff with respect to the Proxy Statement, as the case may be, without providing the other a reasonable opportunity to review and comment on such written communication which comments shall be considered by the filing party in good faith.

(c)The Company, on the one hand, and Parent and Merger Sub, on the other hand, will advise the other, promptly after it receives notice thereof, of any receipt of a request by the SEC or its staff for (A) any amendment or revisions to the Proxy Statement, as the case may be, (B) any receipt of comments from the SEC or its staff on the Proxy Statement, as the case may be, or (C) any receipt of a request by the SEC or its staff for additional information in connection therewith.

(d)Subject to the other provisions of this Agreement and as promptly as reasonably practicable following the date of this Agreement, the Company shall (i) take all action required by the IBCL and its articles of incorporation and bylaws to duly call, give notice of, convene and hold a meeting of its shareholders after the Proxy Statement is cleared by the SEC for mailing to the Company's shareholders for the purpose of obtaining the Company Shareholder Approval (the “Company Meeting”), and (ii) subject to a Change of Recommendation in accordance with Section 5.3, use reasonable best efforts to solicit from its shareholders proxies in favor of the approval of the adoption of this Agreement.

Section 5.5Employee Matters.

(a)For the period of six months after the Effective Time, Parent shall provide, or shall cause to be provided, to Company employees who continue to be employed by the Surviving Corporation or its Subsidiaries after the Effective Time (“Company Employees”) (i) base salary or wages that are no less favorable than was provided to the Company Employee immediately before the Effective Time and (ii) all other compensation and benefits (excluding stock based benefits, if any) that, in the aggregate, are no less favorable than those provided to similarly situated employees of Parent and its Subsidiaries; provided, that until such time as Parent or the Surviving Corporation shall cause Company Employees to participate in a New Plan (as defined below), a Company Employee’s continued participation in the applicable Company Benefit Plan shall be deemed to satisfy the foregoing provisions of this clause (ii) (it being understood that participation in the applicable New Plans may commence at different times with respect to each Company Benefit Plan). Notwithstanding any other provision of this Agreement to the contrary, Parent shall or shall cause the Surviving Corporation to provide to each Company Employee whose employment is terminated in a severance qualifying termination (as determined in accordance with the applicable Company Benefit Plan) during the six-month period following the Effective Time severance benefits at the same level as the severance benefits that the Company Employee would have been entitled under the Company Benefit Plans had the Company Employee’s employment been terminated in a severance qualifying termination immediately prior to the Effective Time.

(b)For all purposes (including purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent as such Company Employee was entitled, before the Effective Time, to credit for such service under any similar Company Benefit Plan in which such Company Employee participated or was eligible to participate immediately prior to the Effective Time; provided, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Benefit Plan in which such Company Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Company Employee, Parent shall cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable plans of the Company or its Subsidiaries in which such employee participated immediately prior to the Effective Time, and Parent shall cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee's participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)Parent hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Company Benefit Plans will occur at or prior to the Effective Time, as applicable.

(d)The Company may implement a retention program in accordance with Section 5.5(d) of the Company Disclosure Letter.

(e)With respect to Company Employees who are eligible to receive a cash bonus (“Annual Bonus Plan Participant”) pursuant to the Company annual bonus plans for 2016 that are in effect as of the date hereof, the Company shall be permitted to (and if the Effective Time occurs before the payment of such bonus, Parent shall, or shall cause the Surviving Corporation to) pay to each Annual Bonus Plan Participant his or her annual cash bonus for 2016 based on actual performance through December 31, 2016 in accordance with the terms of the applicable Company bonus plans, with any earned payments to be made to Annual Bonus Plan Participants at the same time after the end of the year as payments have customarily been made by the Company pursuant to the terms of the applicable Company bonus plans. After the Effective Time, if an Annual Bonus Plan Participant’s employment is terminated by Parent or the Surviving Corporation other than for “cause” (as customarily defined by the Parent) prior to the payment of the earned annual bonus for 2016, such Annual Bonus Plan Participant shall be entitled to a prorated payment of the actual earned bonus based on the number of days in 2016 that such Annual Bonus Plan Participant was employed by the Company and by Parent and the Surviving Corporation, with the payment to be made at the same time as payments are made pursuant to the applicable annual bonus plan for employees who remain employed through the payment date.

(f)As soon as reasonably practicable following the date hereof (and in any event prior to the Closing Date), the Company shall, or shall cause its applicable Subsidiary to, take all actions necessary to fulfill all consultation and notification requirements, and obtain all approvals from, any works councils or other labor organizations, whether required pursuant to applicable Law or otherwise.

(g)If requested by Parent in writing no later than fifteen (15) days prior to the Closing Date, the Board of Directors of the Company (or the appropriate committee thereof) shall adopt resolutions and take all actions that are necessary to terminate the Company’s 401(k) plan (the “Company 401(k) Plan”) effective as of the day prior to the Closing Date. Prior to the Closing Date, the Company shall provide Parent with a copy of the resolutions and/or plan amendments evidencing that the Company 401(k) Plan has been terminated in accordance with its terms.

(h)Without limiting the generality of Section 8.10, the provisions of this Section 5.5 are solely for the benefit of the parties to this Agreement, and no current or former director, employee or consultant or any other person shall be a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment to any Company Benefit Plan or other compensation or benefit plan or arrangement for any purpose. Nothing in this Section 5.5 express or implied, shall confer upon any Company Employee, or legal representative or beneficiary thereof or other Person, any rights or remedies, including any right to employment or continued employment for any specified period, or a right in any employee or beneficiary of such employee or other Person under a Company Benefit Plan that such employee or beneficiary or other Person would not otherwise have under the terms of that Company Benefit Plan.

Section 5.6Efforts.

(a)Each of the parties hereto shall use all reasonable best efforts to take promptly, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as promptly as practicable after the date hereof and in any event prior to the End Date, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, approvals, orders, non-objections and expirations or terminations of waiting periods, including the Specified Approvals and the Parent Approvals, from Governmental Entities and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain an approval, clearance or waiver from, or to avoid an action or proceeding by, any Governmental Entity, (ii) the obtaining of all necessary consents, approvals, non-objections or waivers from third parties, (iii) the defending of any Actions, lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement and (iv) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement; provided, however, that in no event shall the Company or any of its Subsidiaries be required to pay prior to the Effective Time any fee, penalty or other consideration to any third party for any consent or approval required for or triggered by this Agreement or the consummation of the transactions contemplated hereby under any contract or agreement or otherwise.

(b)None of the Company, Parent, or Merger Sub shall unilaterally and voluntarily approach CFIUS with respect to the Merger or the other transactions contemplated by this Agreement. In the event that any party receives a request from CFIUS to file a notification with respect to the transaction (“CFIUS Request”), the party receiving such request must promptly provide written notice or request to all other parties.

(c)Subject to the terms and conditions herein provided and without limiting the foregoing, the Company, Parent and Merger Sub shall (i) promptly, but in no event later than 10 Business Days after the date hereof, file any and all required notification and report forms under the HSR Act with respect to the Merger and the other transactions contemplated by this Agreement, and use all reasonable best efforts to cause the expiration or termination of any applicable waiting periods under the HSR Act, (ii) if a CFIUS Request has occurred, promptly, but in no event later than 15 Business Days after the date of the CFIUS Request, file a joint voluntary notice with CFIUS with respect to the Merger and the other transactions contemplated by this Agreement, (iii) use all reasonable best efforts to cooperate with each other in promptly making any other filings required to be made with, or timely obtaining all such consents, permits, authorizations, waivers, clearances, approvals, and expirations or terminations of waiting periods required to be obtained from, any third parties or Governmental Entities in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, (iv) supply to any Governmental Entity as promptly as practicable any additional information or documents that may be requested pursuant to any Law or by such Governmental Entity and (v) take, or cause to be taken, all other actions and do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including taking all such further action as may be necessary to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities, competition authorities of any other nation or other jurisdiction, CFIUS (if applicable), or any other Person may assert under any Antitrust Law or Exon-Florio (if applicable) with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Antitrust Law or Exon-Florio (if applicable) that may be asserted by any Governmental Entity with respect to the Merger so as to enable the Closing to occur as promptly as practicable after the date hereof (and in any event no later than the End Date), including (x) proposing, negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, divestiture, license, hold separate or disposition of any assets or businesses of Parent or its Subsidiaries or Affiliates or of the Company or its Subsidiaries and (y) otherwise taking or committing to take any actions that after the Closing Date would limit Parent's or its Subsidiaries' (including the Surviving Corporation's) or Affiliates' freedom of action with respect to, or its ability to retain, one or more of its or its Subsidiaries' (including the Surviving Corporation's) businesses, product lines or assets, in each case as may be required in order to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any Action that would otherwise have the effect of preventing the Closing, delaying the Closing or delaying the Closing beyond the End Date; provided that neither Parent, the Company nor any of their respective Subsidiaries shall be required to become subject to, or consent or agree to or otherwise take any action with respect to, any requirement, condition, understanding, agreement or order to sell, divest, license, hold separate or otherwise dispose of, or to conduct, restrict, operate, invest or otherwise change the assets, operations or business of Parent, the Company or any of their respective Subsidiaries or Affiliates, unless such requirement, condition, understanding, agreement or order is conditioned upon the Closing.

(d)Notwithstanding anything in this Agreement to the contrary, Parent and its Subsidiaries and Affiliates shall not be required to, and the Company and its Subsidiaries shall not be required to and, without the prior written consent of Parent shall not, take any action, or agree to any condition or limitation contemplated in this Section 5.6, that would, or would reasonably be expected to, have a material adverse effect on (i) the business, results or operations, EBITDA, or financial condition of either (x) Parent and its Subsidiaries or (y) the Company and its Subsidiaries (in each case of (x) and (y), measured on a scale relative to the Company and its Subsidiaries, taken as a whole) or (ii) the benefits or advantages Parent expects to receive from the Merger and the other transactions contemplated by this Agreement.

(e)The Company, Parent and Merger Sub shall cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions and any other actions contemplated by Section 5.4 or this Section 5.6, and, subject to applicable legal limitations and the instructions of any Governmental Entity, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated thereby, including promptly furnishing the other with copies of any notices or other communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries or Affiliates, from any third party and/or any Governmental Entity with respect to such transactions. Subject to applicable Law relating to the exchange of information, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall permit counsel for the other party reasonable opportunity to review in advance, and consider in good faith the views of the other party in connection with, any proposed notifications or filings and any written or oral communications or submissions, and with respect to any such notification, filing, written communication or submission, any documents submitted therewith to any Governmental Entity; provided, however, that materials may be redacted (x) to remove references concerning the valuation of the businesses of the Company and its Subsidiaries, or proposals from third parties with respect thereto, (y) as necessary to comply with contractual agreements and (z) as necessary to address reasonable privilege or confidentiality concerns. Each of the Company, Parent and Merger Sub agrees not to participate in any meeting or discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.

(f)In furtherance and not in limitation of the covenants of the parties contained in this Section 5.6, if any administrative or judicial action or proceeding, including any proceeding by a private party, is instituted (or threatened to be instituted) challenging this Agreement or any transaction contemplated by this Agreement as violative of any Law, each of the Company, Parent and Merger Sub shall cooperate in all respects with each other and shall use all their respective reasonable best efforts to contest and resist any such Action or proceeding and to have vacated, lifted, reversed or overturned any Action, decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger and the other transactions contemplated by this Agreement.

Section 5.7Takeover Statutes. For any “fair price,” “moratorium,” “business combination,” “control share acquisition” or other form of antitakeover statute or regulation that is applicable to the transactions contemplated hereby, each of the Company, Parent and Merger Sub and the members of their respective Boards of Directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby, the parties hereto and any Shares.

Section 5.8Public Announcements. The Company, Parent and Merger Sub shall consult with and provide each other a reasonable opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated hereby and shall not issue any such press release or other public statement or comment prior to such consultation, except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or as may be requested by a Governmental Entity; provided that the restrictions in this Section 5.8 shall not apply to any Company communication regarding an Alternative Proposal or from and after a Change of Recommendation in compliance with Section 5.3. Parent and the Company agree to issue a joint press release in a form agreed by them as the first public disclosure of this Agreement.

Section 5.9Indemnification and Insurance.

(a)Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company or its Subsidiaries as provided in their respective articles of incorporation or bylaws or other organizational documents or in any agreement shall survive the Merger and shall continue at and after the Effective Time in full force and effect. For a period of six years from the Effective Time, Parent and the Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company's and any Company Subsidiary's articles of incorporation and bylaws or similar organizational documents as in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective directors, officers or employees as in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors, officers or employees of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the final disposition of such Action or resolution of such claim, even if beyond such six-year period. From and after the Effective Time, Parent shall be jointly and severally liable for, and guaranty and stand surety for, and shall cause the Surviving Corporation and its Subsidiaries to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.9.

(b)The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to), to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing or any related expenses) each current and former director, officer or employee of the Company or any of its Subsidiaries and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request of or for the benefit of the Company or its Subsidiaries (each, together with such Person's heirs, executors or administrators, and successors and assigns, an “Indemnified Party”) against any costs or expenses (including advancing attorneys' fees and expenses in advance of the final disposition of any Action to each Indemnified Party to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, obligations, costs, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission occurring or alleged to have occurred whether before or after the Effective Time (including acts or omissions in connection with such Persons serving as an officer, director, employee or other fiduciary in any entity if such service was at the request or for the benefit of the Company or its Subsidiaries). In the event of any such Action, Parent and the Surviving Corporation shall cooperate with the Indemnified Party in the defense of any such Action.

(c)For a period of six years from the Effective Time, Parent shall cause to be maintained in effect the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time; provided, however, that after the Effective Time, Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. In lieu of the foregoing, at the Company's option, the Company may purchase (subject to reasonable consultation with Parent), prior to the Effective Time, a six-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of directors' and officers' liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby. If such prepaid “tail” policy has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance hereunder.

(d)Parent shall pay all reasonable expenses, including reasonable attorneys' fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.9.

(e)The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the articles of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the IBCL or otherwise. The provisions of this Section 5.9 shall survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each of the Indemnified Parties.

(f)In the event that Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.9.

Section 5.10Control of Operations. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company's operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.11Rule 16b-3. Prior to the Effective Time, the Company shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.12Transaction Litigation. Prior to the Effective Time, the Company shall promptly notify Parent of all (i) notices and other communications received by the Company, its Subsidiaries or any of their Affiliates from any Governmental Entity in connection with the Merger or any other transaction contemplated by this Agreement or from any Person alleging that the consent of such Person is required in connection with the transactions contemplated by this Agreement, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, its Subsidiaries or Parent and (ii) Actions commenced or threatened against the Company or any of its Subsidiaries or Affiliates, in each case in connection with, arising from or otherwise relating to the Merger or any other transaction contemplated by this Agreement (“Transaction Litigation”) (including by providing copies of all pleadings with respect thereto) and thereafter keep Parent reasonably informed with respect to the status thereof. The Company shall (a) give Parent the opportunity to participate in the defense, settlement or prosecution of any Transaction Litigation; and (b) consult with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation and not settle or compromise any Transaction Litigation without consent of Parent. For purposes of this Section 5.12, “participate” means that Parent will be kept apprised of proposed strategy and other significant decisions with respect to the Transaction Litigation by the Company (to the extent that the attorney-client privilege between the Company and its counsel is not undermined or otherwise affected).

Section 5.13FIRPTA. Prior to the Effective Time, the Company shall deliver to Parent a certificate, dated as of the Closing Date, substantially in the form provided for in Treasury Regulation Sections 1.1445-2(c)(3) and 1.897-2(h), certifying that interests in the Company (including the Shares) are not United States real property interests within the meaning of Section 897(c) of the Code.

Section 5.14Convertible Notes. The Company shall comply with its obligations under the Convertible Notes that arise as a result of the execution, delivery or performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the delivery of any notices, certificates and opinions required in connection with the transactions contemplated hereby.

Section 5.15Repatriation. The Company and its Subsidiaries shall use their commercially reasonable efforts (in the manner reasonably requested in writing by Parent) to distribute or transfer or cause to be distributed or transferred, immediately before Closing (including pursuant to the repayment of outstanding intercompany obligations), unrestricted cash balances held in commercial bank accounts in the name of the Company or such Subsidiary in any jurisdiction located outside the United States to accounts in the name of the Company or a Subsidiary located in the United States; provided, however, the foregoing shall not require the Company to violate any applicable Law or incur any Tax liability with respect to repatriation in advance of the Effective Time unless the conditions to Closing have been waived or satisfied (other than those conditions that by their terms are to be satisfied or waived at the Closing).

Section 5.16Parent Financing.
(a)(i)  Parent and Merger Sub shall use their respective reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to arrange and consummate the Debt Financing on the terms and conditions described in or contemplated by the Debt Financing Commitments (taking into account any “market flex” provisions in the related fee letter) or on terms and conditions that are no less favorable in the aggregate to the Parent Parties (as determined by the Parent Parties in good faith) than the terms and conditions contained in the Debt Financing Commitments (taking into account any “market flex” provisions in the related fee letter), including using reasonable best efforts to (i) maintain in effect the Debt Financing Commitments, (ii) satisfy (or, if deemed advisable by the Parent Parties, to obtain the waiver of) on a timely basis (taking into account the timing of the Marketing Period) all conditions to funding in the Debt Financing Commitments that are within the control of the Parent Parties, (iii) negotiate and enter into definitive agreements with respect thereto on terms and conditions described in the Debt Financing Commitments (taking into account any “market flex” provisions in the related fee letter) at or prior to the Closing on terms and conditions that are no less favorable in the aggregate to the Parent Parties (as determined by the Parent Parties in good faith) than terms contained in the Debt Financing Commitments (including any “market flex” provisions in the related fee letter); provided that, notwithstanding anything to the contrary, the documentation relating to the bridge loan facilities contemplated by the Debt Financing Commitments shall not be required until reasonably necessary in connection with the funding of the Debt Financing, (iv) enforce its rights under the Debt Financing Commitments and (v) in the event that all conditions in the Debt Financing Commitments have been satisfied or waived, use reasonable best efforts to cause the lenders party to the Debt Financing Commitments to fund on the Closing Date the Debt Financing necessary to fund, in part, the Required Amount (which may include litigation pursued in good faith). To the extent reasonably requested by the Company from time to time, Parent shall keep the Company informed on a reasonably current basis of the status of its efforts to arrange the Debt Financing (or Alternative Financing) and, upon the reasonable request of the Company, Parent shall provide to the Company copies of the definitive agreements related to the Debt Financing (or Alternative Financing) for the purpose of monitoring the progress of the financing activities.

(ii)In the event any portion of the Debt Financing becomes unavailable on the terms and conditions (including after giving effect to the exercise of any “market flex” provisions in the related fee letter) contemplated by the Debt Financing Commitments for any reason, (A) Parent shall promptly notify the Company in writing and (B) Parent and Merger Sub shall use, and shall cause their respective subsidiaries to use, their reasonable best efforts to arrange to obtain alternative financing from alternative sources in an amount, when added with the available portion of the Debt Financing and cash on hand at the Parent Parties and their subsidiaries and cash on hand at the Company and its subsidiaries, sufficient to fund the Required Amount (the “Alternative Financing”) as promptly as practicable following the occurrence of such event, on terms and conditions (taking into account any “market flex” provisions in the related fee letter) that are no less favorable in the aggregate to the Parent Parties (as determined by the Parent Parties in good faith) than the terms and conditions contained in the Debt Commitment Letter (taking into account any “market flex” provisions in the related fee letter). If applicable, except as otherwise expressly stated, references in this Agreement to the terms “Debt Financing Commitments” and “Debt Financing” shall include any Alternative Financing.

(iii)Without limiting the generality of the foregoing, Parent shall promptly notify the Company in writing (A) if a Debt Financing Commitment expires or is terminated in either case for any reason prior to its stated date of expiration or termination (or if any Person attempts or purports in writing to terminate a Debt Financing Commitment prior to the stated date of termination, whether or not such attempted or purported early termination is valid), (B) if there exists any material breach, material default, repudiation, cancellation or early termination by any Lender (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any material breach, material default, repudiation, cancellation or early termination) of which Parent becomes aware and that would, in any such case, reasonably be expected to adversely affect the timely availability (taking into account the timing of the Marketing Period) or the amount of the Debt Financing, (C) of the receipt by the Parent Parties or Merger Sub of any written notice or other written communication from any Lender with respect to any (I) actual material breach, material default, repudiation, cancellation or early termination by such Lender that would, in any such case, reasonably be expected to adversely affect the timely availability (taking into account the timing of the Marketing Period) or the amount of the Debt Financing or (II) material dispute or disagreement between the Parent Parties and any Lender related to the obligation to fund the Debt Financing or the amount of the Debt Financing to be funded at Closing (but excluding for the avoidance of doubt, any ordinary course negotiations with respect to the terms of the Debt Financing and/or the definitive agreements with respect thereto) or (D) if for any reason the Parent Parties or Merger Sub believe in good faith that there is a reasonable possibility that it will not be able to obtain all or any portion of the Debt Financing contemplated by the Debt Financing Commitments. As soon as reasonably practicable, Parent shall provide any information reasonably requested by the Company and that is reasonably available to the Parent Parties relating to any circumstance referred to in clause (A), (B) or (C) of the immediately preceding sentence.

(iv)Parent Parties shall not (without the prior written consent of the Company) consent or agree to any amendment, replacement, supplement or modification to, or any waiver of any provision under, the Debt Financing Commitments if such amendment, replacement, supplement, modification or waiver (1) decreases the aggregate amount of the Debt Financing to an amount that, when combined with cash on hand at the Parent Parties and their subsidiaries and cash on hand at the Company and its subsidiaries, would or would reasonably be expected to be less than the Required Amount, or (2) imposes new or additional conditions or otherwise expands, amends or modifies any of the conditions to the receipt of the Debt Financing, in the case of this clause (2), in a manner that would reasonably be expected to (A) prevent, delay or materially impair the consummation of the transactions contemplated by this Agreement, (B) make the funding of the Debt Financing (or satisfaction of the conditions to obtaining the Debt Financing) less likely to occur, or (C) materially adversely impact the ability of the Parent Parties to enforce its rights against the Lenders under the Debt Financing Commitments. Notwithstanding anything to the contrary, for the avoidance of doubt, the Parent Parties may amend, replace, supplement and/or modify the Debt Financing Commitments to add lenders, lead arrangers, bookrunners, syndication agents, commitment parties, purchasers or similar entities as parties thereto who had not executed the Debt Financing Commitments as of the date hereof. Upon any amendment, supplement, replacement or modification of the Debt Financing Commitments made in compliance with this Section 5.16(a), Parent shall provide a copy thereof to the Company and the terms “Debt Financing Commitments” and “Debt Financing” shall mean the Debt Financing Commitments and the Debt Financing as so amended, replaced, supplemented or modified, including any Alternative Financing.

(v)Notwithstanding the foregoing, compliance by Parent with this Section 5.16(a) shall not relieve Parent or Merger Sub of their obligations to consummate the transactions contemplated by this Agreement whether or not the Debt Financing is available and each of Parent and Merger Sub acknowledges that this Agreement and the transactions contemplated hereby are not contingent on Parent’s or Merger Sub’s ability to obtain the Debt Financing (or any Alternative Financing) or any specific term with respect to such financing.

(vi)Notwithstanding anything to the contrary in this Agreement, nothing contained in this Section 5.16(a) shall require, and in no event shall the reasonable best efforts of Parent and Merger Sub be deemed or construed to require, Parent or Merger Sub to pay any fees or agree to pay any interest rate amounts, in either case, in excess of those contemplated by the Debt Financing Commitments (taking into account any “market flex” provisions contained in the related fee letter) or to consummate the Debt Financing prior to the completion of the Marketing Period.

(b)Prior to the Closing, the Company shall, and shall cause its subsidiaries to and shall use its reasonable best efforts to cause its and their respective officers, directors and employees to, and shall use its reasonable best efforts to, direct its and their respective accountants, legal counsel and other Representatives to, provide to the Parent Parties and Merger Sub, at the Parent Parties’ sole cost and expense, all customary cooperation as may be reasonably requested by Parent in connection with the arrangement of the Debt Financing (solely for purposes of this Section 5.11(b), the term “Debt Financing” shall be deemed to include one or more offerings of customary “high yield” non-convertible debt securities to be issued or incurred in lieu of any bridge facility contemplated by the Debt Financing Commitments or pursuant to any “market flex” or “securities demand” provisions of the related fee letter) contemplated by the Debt Financing Commitments; provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its subsidiaries, including:

(i)as promptly as reasonably practicable, (A) furnishing Parent with the Required Information and such other financial and other pertinent information regarding the Company and its subsidiaries as may be reasonably requested by Parent or the Lenders to assist in the preparation of any syndication, offering or other similar marketing materials and/or documents related to the Debt Financing and (B) informing Parent if the Company shall have actual Knowledge of any facts that would likely require the restatement of any financial statements included in the Required Information for such financial statements to comply with GAAP;

(ii)assisting the Parent Parties in preparation for, and participating with the Parent Parties in, the marketing efforts for the Debt Financing, including participating with, and causing senior members of management and Representatives of the Company and its subsidiaries to participate with, the Parent Parties in a reasonable number of lender and investor meetings, conference calls and presentations, road shows, due diligence sessions (including accounting due diligence sessions), drafting sessions, sessions with rating agencies and other sessions with prospective lenders, investors and purchasers, in each case in connection with the Debt Financing and all at reasonable times and locations to be mutually agreed upon reasonable advance notice, and assisting the Parent Parties in obtaining ratings as contemplated by the Debt Financing;

(iii)using commercially reasonable efforts to obtain customary auditor consents for use of their reports in any syndication, offering or other similar marketing materials and/or documents relating to the Debt Financing and to obtain customary comfort letters of independent accountants (including customary change of period “negative assurance” comfort), as reasonably requested by Parent as necessary or customary for financings similar to the Debt Financing (including any offering or private placement of debt securities pursuant to Rule 144A under the Securities Act);

(iv)assisting the Parent Parties in the preparation by the Parent Parties and the Lenders of (A) any offering documents, private placement memoranda, bank information memoranda (including, to the extent necessary, (x) an additional bank information memorandum that does not include material non-public information and (y) authorization letters), lender presentations, and similar syndication, offering or other similar marketing materials and/or documents relating to the Debt Financing, including reviewing and commenting on the Parent Parties’ draft of a business description of the Company and its subsidiaries and “Management’s Discussion and Analysis” of the Company’s and its subsidiaries’ financial statements and information to be included in the offering documents and marketing materials relating to the Debt Financing; provided that any such offering document or memorandum that includes disclosure and financial statements and information with respect to the Company and its subsidiaries shall only reflect the Surviving Corporation and/or its subsidiaries as the obligor(s); and (B) materials for rating agency presentations;

(v)executing and delivering (or assisting in the execution and delivery of), as of the Closing, any pledge and security documents, other definitive financing documents or other certificates or documents as may be reasonably requested by Parent (provided that (A) none of the documents or certificates shall be executed and/or delivered except in connection with the Closing and (B) the effectiveness thereof shall be conditioned upon, or become operative upon, the occurrence of the Effective Time) and otherwise facilitating the pledging of collateral, including obtaining such documentation and/or taking such other steps reasonably requested by Parent (including lien searches, payoff letters, lien releases and instruments of termination or discharge, records that are reasonably requested by Parent in order to release all Liens over the property and assets of the Company and its subsidiaries and taking reasonable actions for the purposes of establishing collateral arrangements);

(vi)at least four (4) Business Days prior to the Closing Date, providing Parent with all documentation and information regarding the Company and its subsidiaries reasonably required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act of 2001 to the extent requested in writing by Parent at least eight (8) Business Days prior to the Closing Date;

(vii)assisting the Parent Parties in the preparation of pro forma financial information and pro forma financial statements by the Parent Parties and Merger Sub to be included in any syndication, offering or other similar marketing materials and/or documents relating to the Debt Financing; provided, for the avoidance of doubt, that the Company shall not be required to provide any information or assistance relating to (A) the proposed aggregate amount of debt financing, together with assumed interest rates, dividends (if any) and fees and expenses relating to the incurrence of such debt financing, (B) any post-Closing or pro forma cost savings, synergies, capitalization, ownership or other pro forma adjustments desired to be incorporated into any information used in connection with the Debt Financing, or (C) any financial information related to the Parent Parties or any of its subsidiaries or any adjustments that are not directly related to the acquisition of the Company by Parent;

(viii)cooperating with the Lenders’ requests for due diligence materials as is reasonably available to it and as is reasonably requested by Parent and customarily delivered in connection with the Debt Financing agreements and documents; and

(ix)taking and/or facilitating all corporate and other organizational actions, subject to the occurrence of the Closing, reasonably requested by Parent that are necessary or customary to permit the consummation of the Debt Financing.

Notwithstanding the foregoing, (x) nothing in this Section 5.16(b) shall require such cooperation to the extent it would (A) unreasonably interfere with the business or operations of the Company and its subsidiaries, or (B) require the Company to prepare separate financial statements for any of its subsidiaries, (y) none of the Company or any of its subsidiaries shall be required to pay any commitment or other fee in connection with the Debt Financing contemplated by the Debt Financing Commitments or be required to bear any cost or expense or incur any other liability that is not subject to reimbursement or indemnity from Parent, in any such case prior to the Effective Time, and (z) nothing in this Section 5.16(b) shall require any action that would conflict with or violate in any material respect any Laws or cause the Company and/or the Company’s subsidiaries to violate any obligation of confidentiality (not created in contemplation hereof) binding on the Company and/or its subsidiaries (provided that in the event that the Company and/or its subsidiaries do not provide information in reliance on the exclusion in this clause (z), the Company and/or the subsidiaries shall use commercially reasonable efforts to provide notice to Parent and Merger Sub promptly upon obtaining knowledge that such information is being withheld (but solely if providing such notice would not violate such obligation of confidentiality)). For the avoidance of doubt, none of the Company or its subsidiaries or their respective officers, directors (with respect to any subsidiary of the Company) or employees shall be required to execute or enter into or perform any agreement (including any board resolutions or similar actions) with respect to the Debt Financing contemplated by the Debt Financing Commitments that is not contingent upon the Closing or that would be effective prior to the Closing, and no directors of the Company, acting in such capacity, shall be required to execute or enter into or perform any agreement (including any board resolutions or similar actions) with respect to the Debt Financing

(c)Parent (i) shall promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs (including (A) reasonable outside attorneys’ fees and (B) fees and expenses of the Company’s accounting firms engaged to assist in connection with the Debt Financing, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) to the extent incurred by the Company, any of the subsidiaries or their Representatives in connection with the cooperation of the Company and its subsidiaries contemplated by this Section 5.16, and (ii) shall indemnify and hold harmless the Company and its subsidiaries and their respective Representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Debt Financing and the performance of their respective obligations under this Section 5.16 (including any action taken in accordance with Section 5.16(b)) and any information utilized in connection therewith, in each case, except to the extent suffered or incurred as a result of the bad faith, gross negligence, willful misconduct or material breach of this Agreement by the Company or any of its subsidiaries or, in each case, their respective Affiliates and Representatives.

(d)The Company hereby consents to the use of the logos of the Company and its subsidiaries by (i) the Parent Parties, Merger Sub and their respective licensees, any Lenders, lead arrangers, bookrunners, syndication agents, commitment parties, purchasers, other equity or debt providers or similar entities involved in the Debt Financing, in each case, in connection with the Debt Financing; provided that the Parent Parties and Merger Sub shall ensure that such logos are used by the above permitted parties solely in a manner that is not intended, or that is not reasonably likely, to harm or disparage the Company or the Company’s reputation or goodwill.

(e)The Company shall, and shall cause its subsidiaries to, and shall use its reasonable best efforts to cause its and their respective officers, directors and employees to use their reasonable best efforts to, and shall use its reasonable best efforts to direct its and their respective accountants, legal counsel and other Representatives to, update any Required Information provided to the Parent Parties as may be necessary so that such Required Information (i) is Compliant throughout the Marketing Period and (ii) meets the applicable requirements set forth in the definition of “Required Information”. For the avoidance of doubt, the Parent Parties may, to most effectively access the financing markets, require the cooperation of the Company and its subsidiaries under this Section 5.16 at any time, and from time to time and on multiple occasions, between the date hereof and the Closing, including by keeping current the Required Information and providing any supplements to the Parent Parties so that the Parent Parties may most effectively access the financing markets. The Company agrees to (A) file all reports on Form 10-K and Form 10-Q and Form 8-K (to the extent required to include financial information pursuant to Item 9.01 thereof) and (B) use its reasonable best efforts to file all other Forms 8-K, in each case required to be filed with the SEC pursuant to the Exchange Act prior to the Closing Date in accordance with the periods required by the Exchange Act.

Section 5.17280G Matters. As soon as practicable, but in no event later than thirty (30) Business Days after the date hereof, the Company will make available to Parent true and correct copies of preliminary Section 280G calculations (based on the assumptions set forth in the applicable calculations) with respect to each “disqualified individual” (within the meaning of Section 280G of the Code) who is reasonably likely to receive payments or benefits in connection with the transactions contemplated by this Agreement that would not be deductible under Section 280G of the Code.

ARTICLE 6

CONDITIONS TO THE MERGER

Section 6.1Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction (or waiver by Parent and the Company to the extent permitted by applicable Law) at or prior to the Effective Time of the following conditions:

(a)The Company Shareholder Approval shall have been obtained in accordance with applicable Law and the articles of incorporation and bylaws of the Company.

(b)No injunction or similar order by any court of competent jurisdiction that prohibits the consummation of the Merger shall have been entered and shall continue to be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity that prohibits or makes illegal the consummation of the Merger.

(c)Any waiting period under the HSR Act applicable to the Merger shall have expired or been earlier terminated and any applicable waiting period or approval required under the Antitrust Laws of the jurisdictions listed on Section 6.1(c) of the Company Disclosure Letter shall have expired or been obtained.

(d)If a CFIUS Request has occurred prior to the Closing, CFIUS Clearance shall have been obtained.

Section 6.2Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the satisfaction (or waiver by the Company to the extent permitted by applicable Law) of the following conditions:

(a)The representations and warranties of Parent and Merger Sub set forth in Article 4 shall be true and correct both when made and at and as of the Closing Date, with the same force and effect as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to any qualifications as to materiality contained in such representations and warranties) would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)Parent and Merger Sub shall have performed in all material respects all obligations and complied with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time.

(c)Parent shall have delivered to the Company a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied.

Section 6.3Conditions to Obligations of Parent and Merger Sub to Effect the Merger. The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver by Parent and Merger Sub to the extent permitted by applicable Law) of the following conditions:

(a)(i) The representations and warranties of the Company set forth in Section 3.1, Section 3.2, Section 3.3(a), Section 3.10(a), Section 3.16 and Section 3.20 shall be true and correct in all material respects (other than Section 3.2(a) and (b), which shall be true and correct in all respects except for de minimus changes) both when made and at and as of the Closing Date, with the same force and effect as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), and (ii) the representations and warranties of the Company set forth in Article 3 (other than those set forth in clause (i) hereof) shall be true and correct both when made and at and as of the Closing Date, with the same force and effect as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without regard to any qualifications as to “Company Material Adverse Effect” or materiality contained in such representations and warranties) would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b)The Company shall have performed in all material respects all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time.

(c)The Company shall have delivered to Parent a certificate, dated as of the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

(d)Since the date of this Agreement, there shall not have occurred any Company Material Adverse Effect.

Section 6.4Frustration of Closing Conditions. No party hereto may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party's breach of any covenant or agreement of this Agreement.

ARTICLE 7

TERMINATION

Section 7.1Termination or Abandonment. Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after any approval by the shareholders of the Company of the matters presented in connection with the Merger, only as follows:

(a)by the mutual written consent of the Company and Parent;

(b)by either the Company or Parent if (i) the Effective Time shall not have occurred on or before January 31, 2017 (provided that if, as of such date all conditions set forth in Section 6.1, Section 6.2 and Section 6.3 shall have been satisfied or waived (other than those conditions that are to be satisfied by action taken at the Closing) other than the conditions set forth in Section 6.1(c) or (d), then such date shall automatically be extended to May 30, 2017 (as may be so extended, the “End Date”)) and (ii) the party seeking to terminate this Agreement pursuant to this Section 7.1(b) shall not have breached in any material respect its obligations under this Agreement in any manner that shall have contributed to the failure to consummate the Merger on or before such date;

(c)by either the Company or Parent if any court of competent jurisdiction shall have issued or entered an injunction or similar order that permanently enjoins or otherwise prohibits the consummation of the Merger and such injunction or order shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(c) shall have complied with its obligations pursuant to Section 5.6 to prevent, oppose and remove such injunction or order;

(d)by either the Company or Parent if the Company Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Shareholder Approval contemplated by this Agreement shall not have been obtained;

(e)by the Company, if Parent or Merger Sub shall have breached or failed to perform in any material respect any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.2 and (ii) cannot be cured by the End Date or, if curable, is not cured within 30 Business Days following the Company's delivery of written notice to Parent stating the Company's intention to terminate this Agreement pursuant to this Section 7.1(e) and the basis for such termination; provided that the Company is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement;

(f)by Parent, if the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 6.1 or Section 6.3 and (ii) cannot be cured by the End Date or, if curable, is not cured with 30 Business Days following Parent's delivery of written notice to the Company stating Parent's intention to terminate this Agreement pursuant to this Section 7.1(e) and the basis for such termination; provided that Parent or Merger Sub is not then in material breach of any representation, warranty, agreement or covenant contained in this Agreement;

(g)at any time prior to the date the Company Shareholder Approval is obtained, (i) by the Company, in accordance with Section 5.3(c), provided, that simultaneously with such termination, the Company shall tender payment to Parent of the Company Termination Fee pursuant to Section 7.3; or (ii) by Parent, if (1) the Board of Directors of the Company shall have effected a Change of Recommendation pursuant to Section 5.3(c), (2) the Company enters into an Alternative Acquisition Agreement, (3) the Board of Directors or any committee thereof approves, endorses or recommends any Alternative Proposal, (4) the Company or the Board of Directors shall have publicly announced its intention to do any of the foregoing, (5) the Company materially breaches any of its obligations set forth in Section 5.3 or (6) a tender or exchange offer relating to the Company’s securities shall have been commenced by a Person unaffiliated with Parent, and the Company shall have not sent to its security holders pursuant to Rule 14e-2 promulgated under the Exchange Act, within ten (10) Business Days after such tender or exchange offer is first published, sent or given, a statement disclosing that the Board of Directors of the Company recommends rejection of such tender or exchange offer; and

(h)by the Company, if (i) Parent is required to consummate the Closing pursuant to Section 1.2, (ii) Parent and Merger Sub fail to consummate the Merger within three (3) Business Days of the first date (the “First Date”) on which Parent and Merger Sub are required to consummate the Closing pursuant to Section 1.2, and (iii) the Company has provided irrevocable written notice to Parent at least one (1) Business Day prior to the First Date confirming that it stands ready, willing and able to consummate the Merger and the other transactions contemplated hereby.

Section 7.2Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall forthwith become null and void and there shall be no liability or obligation on the part of the Company, Parent, Merger Sub or their respective Subsidiaries or Affiliates, except that (i) no such termination shall relieve any party of its obligation to pay the Parent Termination Fee or the Company Termination Fee, as applicable, if, as and when required pursuant to Section 7.3 or Section 7.4, as applicable; (ii) no such termination shall relieve any party for liability for such party's intentional and willful breach of its representations, warranties or covenants in this Agreement prior to its termination (except with respect to the limitations on liability set forth in Section 7.3 and Section 7.4); and (iii) the Confidentiality Agreement and the provisions of Section 5.2(b), this Section 7.2, Section 7.3, Section 7.4 and Article 8 shall survive the termination hereof.

Section 7.3Company Termination Fee.

(a)Company Termination Fee. Any provision in this Agreement to the contrary notwithstanding, if (i) the Company shall have validly terminated this Agreement pursuant to Section 7.1(g)(i), (ii) Parent shall have validly terminated this Agreement pursuant to Section 7.1(g)(ii) or (iii) (A) after the date of this Agreement, an Alternative Proposal is publicly proposed or publicly disclosed prior to, and, with respect to a termination under Section 7.1(d), not withdrawn at least two Business Days prior to, the Company Meeting (a “Qualifying Transaction”), (B) this Agreement is validly terminated by Parent or the Company pursuant to Section 7.1(d) and Section 7.1(f), and (C) concurrently with or within twelve months after such termination, the Company shall have entered into a definitive agreement providing for a Qualifying Transaction or completed a Qualifying Transaction, then the Company shall pay, by wire transfer of immediately available funds to an account designated by Parent, a fee of $43 million in cash (the “Company Termination Fee”), such payment to be made within three Business Days of such termination, or in the case of Section 7.3(a)(iii), within three Business Days after the later of (y) termination of this Agreement and (z) the date the Company enters into a definitive agreement providing for a Qualifying Transaction or completes a Qualifying Transaction, as applicable; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. Upon the payment by the Company of the Company Termination Fee as and when required by this Section 7.3(a), the Company shall have no further liability with respect to this Agreement or the transactions contemplated hereby to Parent, Merger Sub or their respective Affiliates or Representatives, except to the extent provided in Section 7.2.

(b)Acknowledgements. Each party acknowledges that the agreements contained in this Section 7.3 are an integral part of this Agreement and that, without Section 7.3(a), Parent would not have entered into this Agreement. Accordingly, if the Company fails to promptly pay any amount due pursuant to this Section 7.3, the Company shall pay to the Parent all fees, costs and expenses of enforcement (including attorneys' fees as well as expenses incurred in connection with any action initiated by such party), together with interest on the amount of the Company Termination Fee at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made. The parties further acknowledge that the Company Termination Fee shall not constitute a penalty but is liquidated damages, in a reasonable amount that will compensate Parent in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision. If this Agreement is terminated in circumstances where the Company Termination Fee is payable pursuant to this Section 7.3, then following receipt by the Parent of the Company Termination Fee, the Company Termination Fee (i) shall be in full and complete satisfaction of any and all damages against the Company and its Subsidiaries and their respective former, current or future officers, directors, partners, shareholders, managers, members, Affiliates and Representatives arising out of, related to this Agreement, any contract or agreement executed in connection herewith, any breach by the

Company of this Agreement, the failure to consummate the transactions contemplated hereby or thereby, and any claims or actions arising out of the foregoing, and (ii) shall be the sole and exclusive remedy of Parent and Merger Sub against the Company and its Subsidiaries and their respective former, current or future officers, directors, partners, shareholders, managers, members, Affiliates and Representatives and none of the Company, any of its Subsidiaries or any of their respective former, current or future officers, directors, partners, shareholders, managers, members, Affiliates or Representatives for any losses suffered as a result of this Agreement, any contract or agreement executed in connection herewith, any breach of this Agreement or the failure of the transactions contemplated by this Agreement to be consummated, and none of the foregoing Persons shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby. The parties acknowledge that the right to receive the Company Termination Fee shall not limit or otherwise affect any such party's right to specific performance as provided in Section 8.5.

Section 7.4Parent Termination Fee.

(a)Parent Termination Fee. Any provision in this Agreement to the contrary notwithstanding, if the Company shall have validly terminated this Agreement pursuant to (i) Section 7.1(e), or (ii) Section 7.1(h), then Parent shall pay, by wire transfer of immediately available funds to an account designated by the Company, a fee of $86 million in cash (the “Parent Termination Fee”), such payment to be made within three Business Days of such termination; it being understood that in no event shall the Parent be required to pay the Parent Termination Fee on more than one occasion. Upon the payment by the Parent of the Parent Termination Fee as and when required by this Section 7.4(a), together with any reimbursement owed for any Recoverable Amounts, the Parent and the Specified Persons shall have no further liability with respect to this Agreement or the transactions contemplated hereby to the Company or their respective Affiliates or Representatives.

(b)Acknowledgements. Each party acknowledges that the agreements contained in this Section 7.4 are an integral part of this Agreement and that, without Section 7.4(a), the Company would not have entered into this Agreement. Accordingly, if Parent fails to promptly pay any amount due pursuant to this Section 7.4, Parent shall pay to the Company all fees, costs and expenses of enforcement (including attorneys' fees as well as expenses incurred in connection with any action initiated by such party), together with interest on the amount of the Parent Termination Fee at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made. The parties further acknowledge that the Parent Termination Fee shall not constitute a penalty but is liquidated damages, in a reasonable amount that (i) will compensate the Company in the circumstances in which Parent Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Merger, which amount would otherwise be impossible to calculate with precision, (ii) shall be in full and complete satisfaction of any and all damages against the Specified Persons arising out of, related to this Agreement, any contract or agreement executed in connection herewith (including the Debt Commitment Letter), any breach by the Parent or Merger Sub of this Agreement, the failure to consummate the transactions contemplated hereby or thereby, and any claims or actions arising out of the foregoing, and (iii) shall constitute the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Company and its Affiliates for damages against Parent, Merger Sub and the former, current or future, direct or indirect, equityholders, controlling persons, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners of Parent, Merger Sub or any of their respective successors or assigns, or any current or future equityholder, controlling person, director, officer, employee, agent, Affiliate, member, manager, general or limited partner or of any of the foregoing (collectively, the “Specified Persons”), for any losses suffered as a result of this Agreement, any contract or agreement executed in connection herewith (including the Debt Commitment Letter), any breach of this Agreement or the failure of the transactions contemplated by this Agreement to be consummated, and upon payment in full of the Parent Termination Fee, none of the Specified Persons shall have any further liability or obligation relating to or arising out of this Agreement, the Debt Financing, or the transactions contemplated hereby or thereby, except, in the case of clauses (i), (ii) and (iii), (A) for the obligations of Greeneden U.S. Holdings II, LLC under the Confidentiality Agreement and (B) for the obligations of Parent and Merger Sub for any reimbursement or indemnification owed to the Company pursuant to Section 5.16(c) (any amounts owed pursuant to clauses (A) and (B), collectively, the “Recoverable Amounts”). For the avoidance of doubt, in the event the Closing does not occur, in no event shall the Specified Persons be subject to (nor shall the Company or its Subsidiaries, or any of their Affiliates seek to recover) monetary damages in excess of the Parent Termination Fee for any losses arising from or in connection with breaches by the Parent or Merger Sub of their respective representations, warranties, covenants and agreements contained in this Agreement or arising from any Action in law or equity that the Company or its Subsidiaries, or any of their Affiliates may have for any loss suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated. The parties acknowledge that, until such time as this Agreement is validly terminated and Parent pays the Parent Termination Fee, the right to receive the Parent Termination Fee shall not limit or otherwise affect any such party's right to specific performance as provided in Section 8.5. For the avoidance of doubt, under no circumstances shall the Company be permitted or entitled to obtain specific performance as provided in Section 8.5 and also any money damages, including all or any portion of the Parent Termination Fee.

ARTICLE 8

MISCELLANEOUS

Section 8.1No Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

Section 8.2Expenses. Except as set forth in Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, except that all filing fees paid by any party in respect of any HSR Act or other regulatory filing shall be borne by Parent.

Section 8.3Counterparts; Effectiveness. This Agreement may be executed in counterparts (including by facsimile, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictoral appearance of a document), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, facsimile, electronic mail or otherwise) to the other parties.

Section 8.4Governing Law; Jurisdiction.

(a)This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware; provided, however, that the Merger (and the fiduciary duties of the Company's directors and officers in connection with the Merger and this Agreement in general) shall be exclusively governed by and construed in accordance with the laws of the State of Indiana, without giving effect to any choice or conflict of law provision or rule. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the state or federal courts of the State of Delaware. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (A) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to serve in accordance with this Section 8.4, (B) any claim that it or its property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) to the fullest extent permitted by the applicable Law, any claim that (i) the Action in such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(b)Notwithstanding anything to the contrary in this Agreement, (i) no party hereto, nor any of its affiliates, will bring, or support the bringing of, any claim, legal action or proceeding, whether at law or in equity, whether in contract or in tort or otherwise, against any Financing Related Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, anywhere other than in the Supreme Court of the State of New York, County of New York (and the appellate courts thereof), or, if under applicable law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and the appellate courts thereof) and (ii) except as specifically set forth in the Debt Financing Commitments, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Financing Related Parties in any way relating to this Agreement, the Debt Financing Commitments or the performance thereof or the transactions contemplated hereby or thereby shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of Laws of another jurisdiction. The parties hereto further agree to waive and hereby irrevocably waive, to the fullest extent permitted by law, any objection which it may now have or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and makes the agreements, waivers and consents set forth in Section 8.4(a) mutatis mutandis but with respect to the courts specified in this Section 8.4(b).

Section 8.5Specific Enforcement.

(a)The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Each party agrees that, subject to Section 8.5(b), in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages, subject to the limitations set forth in Section 7.3 and Section 7.4) to obtain (A) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (B) an injunction restraining such breach or threatened breach. Subject to Section 8.5(b), in circumstances where Parent and Merger Sub are obligated to consummate the Merger and the Merger has not been consummated, Parent and Merger Sub expressly acknowledge and agree that the Company and its shareholders shall have suffered irreparable harm, that monetary damages will be inadequate to compensate the Company and its shareholders, and that the Company on behalf of itself and its shareholders shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages, subject to the limitations set forth in Section 7.3 and Section 7.4) to enforce specifically Parent's and Merger Sub's obligations to consummate the Merger. Each party further agrees that no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

(b)Notwithstanding Section 8.5(a), it is acknowledged and agreed that the right of the Company to an injunction, specific performance or other equitable remedy in connection with enforcing Parent’s obligation to cause the Closing to occur will be subject to the requirements that (A) all of the conditions set forth in Section 6.1 and Section 6.3 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) at the time Section 1.2 contemplated the Closing to occur, (B) the Debt Financing has been funded or will be funded on the date the Closing is required to have occurred pursuant to Section 1.2, (C) Parent and Merger Sub shall have failed to consummate the Merger by the time the Closing was required by Section 1.2 to occur, and (D) the Company has irrevocably notified Parent in writing that (x) the Company is ready, willing and able to consummate the Merger, and (y) all conditions set forth in Section 6.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or that it is willing to waive any unsatisfied conditions set forth in Section 6.2 and if specific performance is granted and the Debt Financing are funded, the Closing will occur. For the avoidance of doubt, nothing contained herein shall limit the right of the Company to seek injunctions, specific performance or other equitable remedies to enforce the obligations of Parent and Merger Sub under Section 5.16 or any other obligations of Parent and Merger Sub herein; provided, that in no event shall the Company be entitled to enforce or seek to enforce specifically Parent’s obligation to cause the Closing to occur if the Debt Financing has not been funded.

Section 8.6WAIVER OF JURY TRIAL. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING THE DEBT FINANCING COMMITMENTS AND THE FINANCING). EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 8.6.

Section 8.7Notices. Any notice required to be given hereunder shall be sufficient if in writing, and sent by email, facsimile transmission, by reliable overnight delivery service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

To Parent or Merger Sub:
Genesys Telecommunications Laboratories, Inc.
2001 Junipero Serra Blvd., 9th Floor
Daly City, CA 94014
Attn: James M. René
Telecopy No.: (650) 466-1260
Email: Jim.Rene@genesys.com

with a copy to:
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street, NW
Washington, DC 20006
Attention: Brian Mangino
Telecopy No.: (202)639-7003
Email:    brian.mangino@friedfrank.com

and
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Attention: Randi Lally
Telecopy No.: (212) 859-4000
Email: randi.lally@friedfrank.com
To the Company (prior to the Closing):
Interactive Intelligence Group, Inc.
7601 Interactive Way
Indianapolis, IN 46278
Attention: Ashley Vukovits
Fax: (317) 715-8265
Email: ashley.vukovits@inin.com

with a copy to:
Faegre Baker Daniels LLP
600 East 96th Street, Suite 600
Indianapolis, IN 46240
Attention: J. Jeffrey Brown
Telecopy No.: (317) 569-4800
Email:    jeff.brown@faegrebd.com
or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered (a) when received when sent by email or facsimile, provided that the recipient confirms in writing its receipt thereof, (b) upon proof of service when sent by reliable overnight delivery service, (c) upon personal delivery in the case of hand delivery or (d) upon receipt of the return receipt when sent by certified or registered mail. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or two Business Days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.

Section 8.9Severability. Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the sole extent of such invalidity or unenforceability without rendering invalid or unenforceable the remainder of such term or provision or the remaining terms and provisions of this Agreement in any jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the exhibits and schedules hereto) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof. Except (a) for the provisions of Article 2 (which, from and after the Effective Time, shall be solely for the benefit of holders of the Common Stock and Company Equity Awards as of the Effective Time), (b) Section 5.9 (which, solely from and after the Effective Time, shall be solely for the benefit of the Indemnified Parties), (c) Section 7.4(b) and this clause (c) of Section 8.10 (which, to the extent such Section relates to the Specified Persons, shall inure to the benefit of each of the Specified Persons) and (d) Section 8.4(b), Section 8.6, this clause (d) of Section 8.10, the last sentence of Section 8.11 and Section 8.16 (which in each case, to the extent that any such Section relates to the Financing Related Parties, shall inure to the benefit each of the Financing Related Parties), this Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein is intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder.

Section 8.11Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Company, Parent and Merger Sub, or in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of the Company Shareholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of Nasdaq require further approval of the shareholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the shareholders of the Company. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding anything in this Agreement to the contrary, Section 8.4(b), Section 8.6, clause (d) of the second sentence of Section 8.10, this sentence of this Section 8.11 and Section 8.16 (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any of such provisions) may not be amended, modified, waived or terminated in a manner that impacts or is adverse in any respect to any of the Financing Related Parties without the prior written consent of the Lenders that as of the date of such amendment are providing the Debt Financing.

Section 8.12Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.14Obligations of Merger Sub. Whenever this Agreement requires Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Merger Sub to take such action.

Section 8.15Non-Recourse. Each party agrees, on behalf of itself and its Affiliates and its and their directors, officers, partners and members (collectively, “Related Parties”), that all Actions, claims, obligations, liabilities or causes of action (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate to: (A) this Agreement or the transactions contemplated hereunder, (B) the negotiation, execution or performance this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (C) any breach or violation of this Agreement, and (D) any failure of the transactions contemplated hereunder to be consummated, in each case, may be made only against the Persons that are expressly identified as parties to this Agreement and, in accordance with, and subject to the terms and conditions of this Agreement. In furtherance and not in limitation of the foregoing, and notwithstanding anything contained in this Agreement, each party hereto covenants, agrees and acknowledges, on behalf of itself and its respective Affiliates and Related Parties, that no recourse under this Agreement shall be sought or had against any other Person, and no other Person shall have any liabilities or obligations (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related to the items in the immediately preceding clauses (A) through (D), it being expressly agreed and acknowledged that no personal liability or losses whatsoever shall attach to, be imposed on or otherwise be incurred by any of the aforementioned, as such, arising under, out of, in connection with or related to the items in the immediately preceding clauses (A) through (D), except in each case for claims that the Company may assert against Greeneden U.S. Holdings II, LLC pursuant to the terms of the Confidentiality Agreement.

Section 8.16No Recourse to Financing Related Parties. No Financing Related Party shall have any liability or obligation to the Company with respect to this Agreement or with respect to any claim or cause of action (whether in Contract or in tort, in Law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate to: (A) this Agreement or the transactions contemplated hereunder, (B) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (C) any breach or violation of this Agreement, and (D) any failure of the transactions contemplated hereunder to be consummated, it being expressly agreed and acknowledged by the Company that no personal liability or losses whatsoever shall attach to, be imposed on or otherwise be incurred by any Financing Related Party, as such, arising under, out of, in connection with or related to the items in the immediately preceding clauses (A) through (D). For the avoidance of doubt, this Section 8.16 does not limit or affect any rights or remedies that Parent or Merger Sub may have against the parties to the Debt Commitment Letter.

Section 8.17Definitions. For purposes of this Agreement, the following terms (as capitalized below) will have the following meanings when used herein:

“Action” has the meaning set forth in Section 5.9(b).
“Affiliates” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
“Agreement” has the meaning set forth in the Preamble.
“Alternative Proposal” has the meaning set forth in Section 5.3(e).
“Alternative Financing” has the meaning set forth in Section 5.16(a)(ii).
“Annual Bonus Plan Participant” has the meaning set forth in Section 5.5(e).
“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act of 1977, as amended; the U.S. Travel Act, 18 U.S.C. § 1952; the U.K. Bribery Act of 2010; any applicable Law enacted in connection with, or arising under, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions; or any other applicable Laws or regulations of any Governmental Entity relating to bribery or corruption.
“Antitrust Law” means the HSR Act, the Federal Trade Commission Act, as amended, the Sherman Act, as amended, the Clayton Act, as amended, and any other applicable federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
“Articles of Merger” has the meaning set forth in Section 1.3.

“Bankruptcy and Equity Exceptions” has the meaning set forth in Section 4.5(b).
“Book-Entry Shares” has the meaning set forth in Section 2.2(a).
“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York are authorized by law or executive order to be closed.
“Cancelled Shares” has the meaning set forth in Section 2.1(a)(ii).
“Capped Call Transactions” means the transactions contemplated by the Confirmations, each dated May 19, 2015, between the Company and each of JP Morgan Chase Bank, NA, Morgan Stanley & Co. LLC and Royal Bank of Canada, each as amended.
“Certificates” has the meaning set forth in Section 2.2(a).
“CFIUS” means the Committee on Foreign Investment in the United States.
“CFIUS Clearance” means the giving of notice to the parties with respect to the transaction contemplated hereby in accordance with the requirements of Exon-Florio and its applicable regulations and the receipt by the parties of written notice from CFIUS of its (a) determination that the transaction contemplated hereby does not constitute a “covered transaction” under Exon-Florio, (b) determination to the effect that review (or, if applicable, investigation) of the transaction contemplated hereby has been concluded and that a determination has been made that there are no unresolved national security concerns, or (c) following an investigation conducted by CFIUS pursuant to Exon-Florio, CFIUS reports the transaction contemplated hereby to the President of the United States and the President of the United States does not take any action to suspend or prohibit such transaction pursuant to his authorities under Exon-Florio.
“CFIUS Request” has the meaning set forth in Section 5.6(b)
“Change of Recommendation” has the meaning set forth in Section 5.3(c).
“Closing” has the meaning set forth in Section 1.2.
“Closing Date” has the meaning set forth in Section 1.2.
“Code” has the meaning set forth in Section 2.2(b)(iii).
“Common Stock” has the meaning set forth in Section 2.1(a)(i).
“Company” has the meaning set forth in the Preamble.
“Company 401(k) Plan” has the meaning set forth in Section 5.5(g).
“Company Benefit Plans” has the meaning set forth in Section 3.9(a).
“Company Disclosure Letter” has the meaning set forth in Article 3.
“Company Employees” has the meaning set forth in Section 5.5(a).
“Company Equity Awards” means Company Options and Company RSUs.
“Company Foreign Plan” has the meaning set forth in Section 3.9(a).

“Company Material Adverse Effect” means an event, change, occurrence or development that has had or would reasonably be expected to have a material adverse effect on the business, operations, properties, assets, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, but shall not include events, changes, occurrences or developments relating to or resulting from (a) changes in general economic or political conditions or the securities, equity, credit or financial markets in general, or changes in or affecting domestic or foreign interest or exchange rates, (b) any decline in the market price or trading volume of the Common Stock or any change in the credit rating of the Company or any of its securities or any failure to meet internal or published projections, forecasts, guidance or revenue or earnings predictions (provided that the facts and circumstances underlying any such decline, change or failure may be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent not otherwise prohibited by the definition thereof), (c) general changes or developments in the industries in which the Company and its Subsidiaries operate, including general changes in Law or regulation (or the interpretation or enforcement thereof), in each case made after the date hereof and across such industries, (d) the execution, delivery and performance of this Agreement or the public announcement or pendency or consummation of the Merger or other transactions contemplated hereby, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, labor unions, financing sources, partnerships, customers, suppliers or partners, or the taking of any action required by this Agreement or consented to or requested by Parent in writing, (e) the identity of Parent or any of its Affiliates as the acquiror of the Company, or any litigation relating to or resulting from this Agreement or the transactions contemplated hereby, (f) any acts of terrorism or war or other hostilities, including the outbreak, worsening or escalation thereof, or any hurricane, tornado, flood, earthquake, natural disasters, acts of God or other comparable events, or (g) changes in generally accepted accounting principles or the interpretation or enforcement thereof after the date hereof; except, with respect to clauses (a), (c) and (f), to the extent that the impact thereof has a disproportionate effect on the business, operations, properties, assets, results of operations or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole, relative to others in the industry or industries in which the Company and its Subsidiaries operate.
“Company Material Contract” has the meaning set forth in Section 3.18(a).
“Company Meeting” has the meaning set forth in Section 5.4(d).
“Company Option” means an option to acquire Shares granted pursuant to a Company Stock Plan.
“Company Owned Intellectual Property” has the meaning set forth in Section 3.14(b).
“Company Permits” has the meaning set forth in Section 3.8(b).
“Company RSU” means any issued and outstanding restricted stock units granted under or pursuant to the Company Stock Plan.
“Company SEC Documents” has the meaning set forth in Section 3.4(a).
“Company Shareholder Approval” has the meaning set forth in Section 3.17.
“Company Stock Plan” means the Company’s 2006 Equity Incentive Plan, as amended
“Company Termination Fee” has the meaning set forth in Section 7.3(a).

“Compliant” means, with respect to the Required Information, that (i) such Required Information does not contain any untrue statement of a material fact regarding the Company and its subsidiaries, or omit to state any material fact regarding the Company and its subsidiaries necessary in order to make such Required Information not materially misleading under the circumstances, (ii) such Required Information complies with all applicable requirements of Regulation S-X and Regulation S-K under the Securities Act for a registered public offering of debt securities on Form S-1, but limited to the type and form customarily included in a preliminary offering memorandum for debt securities under Rule 144A of the Securities Act (it being understood none of such information need include (a) any statements or information required by Rules 3-09, 3-10 or 3-16 of Regulation S-X or for any period prior to January 1, 2013 and (b) other information customarily excluded from a preliminary offering memorandum used for an offering of high yield debt securities pursuant to Rule 144A of the Securities Act), to consummate an offering of non-convertible debt securities by a large accelerated filer as contemplated by the Debt Financing Commitments, assuming that such offering was consummated at the same time during the Company’s fiscal year as such offering of debt securities will be made and (iii) the financial statements and other financial information included in such Required Information would not be deemed “stale” or otherwise be unusable under customary practices for offerings and private placements of debt securities under Rule 144A of the Securities Act and are sufficient to permit the Company and its subsidiaries’ applicable independent accountants to issue customary comfort letters to the financing sources providing the portion of the Debt Financing consisting of debt securities, including as to customary change period “negative assurance” comfort, in order to consummate any offering of debt securities on any day during the Marketing Period, which such accountants have confirmed they are prepared to issue.
“Confidentiality Agreement” has the meaning set forth in Section 5.2(b).
“Contract” means any legally binding, written contract, note, bond, mortgage, indenture, deed of trust, lease, commitment, agreement or other obligation or arrangement.
“Converted Shares” has the meaning set forth in Section 2.1(a)(ii).
“Convertible Notes” means the Company's 1.25% Convertible Senior Notes due 2020 in the outstanding aggregate principal amount of $150 million.
“Debt Commitment Letter” has the meaning set forth in Section 4.5(a).
“Debt Financing” has the meaning set forth in Section 4.5(a).
“Debt Financing Commitments” has the meaning set forth in Section 4.5(a).
“Effective Time” has the meaning set forth in Section 1.3.
“End Date” has the meaning set forth in Section 7.1(b).
“Environmental Laws“ means any Law, including any common law cause of action, relating to arising out of, relating to, or resulting from pollution, contamination, protection of the environment, human health or safety, health or safety of employees, sanitation, and any matters relating to emissions, discharges, disseminations, releases or threatened releases of pollutants, contaminants, toxic or hazardous substances.
“ERISA” has the meaning set forth in Section 3.9(a).
“ERISA Affiliate” has the meaning set forth in Section 3.9(c).
“ESPP” has the meaning set forth in Section 2.4

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Exchange Fund” has the meaning set forth in Section 2.2(a).
“Exon-Florio” means the Exon-Florio Amendment to the Defense Production Act of 1950, 50 U.S.C. app. § 2170.
“Export and Import Control Laws” means any U.S. or applicable non-U.S. law, regulation, or order governing (i) imports, exports, re-exports, or transfers of products, services, software, or technologies; or (ii) economic sanctions or embargoes.
“Fair Value” means the amount at which the assets (both tangible and intangible), in their entirety, of Parent and its Subsidiaries would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.
“Financing Related Parties” means the Lenders (in their respective capacities as lenders, arrangers, bookrunners, managers and/or agents under the Debt Financing Commitments) and their respective Affiliates, any other sources of financing (and their respective Affiliates) to Parent and/or any of its Affiliates in connection with the transactions contemplated by this Agreement and each of the respective officers, directors, employees, agents, advisors, controlling persons and other representatives and successors of any of the foregoing.
“First Date” has the meaning set forth in Section 7.1(h).
“GAAP” means United States generally accepted accounting principles.
“Governmental Entity” has the meaning set forth in Section 3.3(a).
“HSR Act” has the meaning set forth in Section 3.3(a).
“IBCL” has the meaning set forth in the Recitals.
“Indemnified Party” has the meaning set forth in Section 5.9(b).
“Intellectual Property” has the meaning set forth in Section 3.14(a).
“Knowledge” means (a) with respect to Parent, the actual knowledge of Paul Segre, Nick Gerostathos or Jim René and (b) with respect to the Company, the actual knowledge of the individuals listed on Section 8.17(b) of the Company Disclosure Letter.
“Law” or “Laws” has the meaning set forth in Section 3.8(a).
“Lease” has the meaning set forth in Section 3.15.

“Lender” means each of Goldman Sachs Bank USA, Bank of America, N.A. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Royal Bank of Canada, RBC Capital Markets, Citigroup Global Markets Inc., Citibank, N.A., Citicorp USA, Inc., and Citicorp North America, Inc.; provided that in the event that any Additional Commitment Party (as defined in the Debt Commitment Letter) is added as a party to the Debt Commitment Letter after the date hereof, the term “Lender” shall include each such institution and, provided, further, that the term “Lender” shall include each institution party to any commitment letter or similar agreement for any Alternative Financing.
“Lien” means a lien, mortgage, pledge, security interest, charge, title defect, claim, option to purchase or other encumbrance of any kind or nature whatsoever.
“LLC 1” has the meaning set forth in the Preamble.
“LLC 2” has the meaning set forth in the Preamble.
“Luxco 3” has the meaning set forth in the Preamble.

“Marketing Period” means the first period of twenty (20) consecutive Business Days commencing on or after September 6, 2016 and (i) throughout and at the end of which the Parent Parties shall have received the Required Information and the Required Information is Compliant; provided that, if the Company shall in good faith reasonably believe that it has delivered the Required Information and that the Required Information is Compliant as of the date of delivery, the Company may deliver to Parent and Merger Sub a written notice to that effect (stating when it believes it completed the delivery of the Required Information and that the Required Information is Compliant as of the date of delivery), in which case such twenty (20) consecutive Business Day period shall, subject to the other conditions set forth in this definition of “Marketing Period”, be deemed to have commenced on the date such notice is delivered unless Parent or Merger Sub in good faith reasonably believes that the Company has not completed delivery of the Required Information or that the Required Information is not Compliant and not later than 5:00 p.m. (New York City time) seven (7) Business Days after the delivery of such notice by the Company, delivers a written notice to the Company to that effect (stating with specificity which such Required Information the Company has not delivered or why the Required Information is not Compliant as of the date of delivery), (ii) throughout and at the end of which, (1) the conditions set forth in Section 6.1 (other than Section 6.1(a)) and Section 6.3 (other than those conditions that by their nature are to be satisfied by actions to be taken at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) shall be satisfied, (2) the definitive proxy statement relating to the Company Shareholder Approval has been mailed to the holders of the Shares and (3) nothing has occurred and no condition exists that would cause any of the conditions set forth in Section 6.1 (other than Sections 6.1(a))) or Section 6.3 to fail to be satisfied, assuming the Closing were to be scheduled for any time during such twenty (20) consecutive Business Day period and (iii) during the last ten (10) Business Days of such twenty (20) consecutive Business Day period the condition set forth in Section 6.1(a) shall have been satisfied; provided that (a) if such twenty (20) consecutive Business Day period has not ended on or prior to December 16, 2016, then it will not commence until January 3, 2017 and (b) November 23, 2016 and November 25, 2016 shall not constitute Business Days for purposes of calculating the twenty (20) consecutive Business Day (provided that, for the avoidance of doubt, such exclusion shall not restart such period, except with respect to clause (iii) above, in which case such ten (10) consecutive Business Day period referenced in clause (iii) above shall restart but, for the avoidance of doubt, such twenty (20) consecutive Business Day period shall not restart); provided, further, that, notwithstanding anything in this definition to the contrary, the Marketing Period shall not commence or be deemed to have commenced if, after the date hereof and prior to the completion of such twenty (20) consecutive Business Day period, (A) KPMG LLP shall have withdrawn its audit opinion with respect to any financial statements included in the Required Information, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, a new unqualified audit opinion is issued with respect to the audited financial statements of the Company for the applicable periods by KPMG LLP or another independent public accounting firm of recognized national standing reasonably acceptable to Parent, (B) the Company or any of its subsidiaries shall have publicly announced any intention to restate any historical financial statements included in the Required Information or that any such restatement is under consideration, in which case the Marketing Period shall not be deemed to commence unless and until, at the earliest, such restatement has been completed and the applicable Required Information has been amended and made available to its security holders or the Company has announced that it has concluded that no restatement shall be required in accordance with GAAP, or (C) any Required Information would not be Compliant at any time during such twenty (20) consecutive Business Day period (it being understood that if any Required Information provided at the commencement of the Marketing Period ceases to be Compliant during such twenty (20) consecutive Business Day period, then the Marketing Period shall be deemed not to have occurred and must restart at such time when the Required Information is Compliant) or otherwise does not include the “Required Information” as defined; and provided, further, that the Marketing Period shall not begin earlier than (x) November 14, 2016, if, but for this proviso, it would begin during the period of September 15, 2016 through November 13, 2016 and

(y) April 30, 2017, if, but for this proviso, it would begin during the period of February 1, 2017 through April 29, 2017.
“Merger” has the meaning set forth in the Recitals.
“Merger Consideration” has the meaning set forth in Section 2.1(a)(i).
“Merger Sub” has the meaning set forth in the Preamble.
“Multiemployer Plan” has the meaning set forth in Section 3.9(a).
“Multiple Employer Plan” has the meaning set forth in Section 3.9(a).
“Nasdaq” means The Nasdaq Stock Market LLC.
“New Plans” has the meaning set forth in Section 5.5(b).
“Old Plans” has the meaning set forth in Section 5.5(b).
“Parent” has the meaning set forth in the Preamble.
“Parent Approvals” has the meaning set forth in Section 4.2(b).
“Parent Material Adverse Effect” has the meaning set forth in Section 4.1.
“Parent Parties” has the meaning set forth in the Preamble.
“Parent Termination Fee” has the meaning set forth in Section 7.4(a).
“Paying Agent” has the meaning set forth in Section 2.2(a).
“Permitted Lien” means a Lien (a) for Taxes or governmental assessments, charges or claims of payment not yet due, being contested in good faith or for which adequate accruals or reserves have been established, (b) that is a carriers', warehousemen's, mechanics', materialmen's, repairmen's or other similar lien arising in the ordinary course of business, (c) that is a zoning, entitlement or other land use or environmental regulation by any Governmental Entity that does not materially interfere with the use, operation or transfer of, or any of the benefits of ownership of, the property of the Company and its Subsidiaries taken as a whole, (d) that is disclosed on the most recent consolidated balance sheet of the Company or notes thereto, and (e) exclusive licenses of Intellectual Property entered into in the ordinary course of business.
“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.
“Preferred Stock” has the meaning set forth in Section 3.2(a).
“Proxy Statement” has the meaning set forth in Section 3.12.
“Qualifying Transaction” has the meaning set forth in Section 7.3(a).
“Real Property” has the meaning set forth in Section 3.15.

“Required Amount” has the meaning set forth in Section 4.5(c).
“Required Information” means all financial statements, financial data, audit reports and other information of or regarding the Company and its subsidiaries (i) of the type required by Regulation S-X and Regulation S-K under the Securities Act for a registered public offering of debt securities on Form S-1, but limited to the type and form customarily included in a preliminary offering memorandum for debt securities under Rule 144A of the Securities Act (it being understood none of such information need include (a) any statements or information required by Rules 3-09, 3-10 or 3-16 of Regulation S-X or for any period prior to January 1, 2013 and (b) other information customarily excluded from an offering memorandum used for an offering of high yield debt securities pursuant to Rule 144A of the Securities Act), to consummate the offering of nonconvertible debt securities by a large accelerated filer contemplated by the Debt Financing Commitments, assuming that such offering were consummated at the same time during the Company’s fiscal year as such offering of debt securities will be made, (ii) as otherwise reasonably required in connection with the Debt Financing and customarily included in private placements of debt securities under Rule 144A of the Securities Act or (iii) as otherwise necessary in order to assist in receiving customary “comfort” (including as to customary change period “negative assurance” comfort) from the independent accounts of the Company and its subsidiaries in connection with the offering of debt securities contemplated by the Debt Financing Commitments, including the historical consolidated financial statements of the Company required to be delivered pursuant to paragraph 5 of Exhibit D of the Debt Commitment Letter; it being understood and agreed that such information shall not include pro forma financial information, which shall be the responsibility of the Parent Parties; provided that, notwithstanding the Company’s obligation to provide assistance pursuant to Section 5.16, any pro forma financial statements or pro forma financial information to be included in such offering documents shall not be considered “Required Information”.
“Recommendation” has the meaning set forth in Section 3.3(a).
“Recoverable Amounts” has the meaning set forth in Section 7.4(b).
“Related Parties” has the meaning set forth in Section 8.15.
“Representatives” has the meaning set forth in Section 5.2(a).
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended.
“SEC” means the Securities and Exchange Commission.
“Section 409A” has the meaning set forth in Section 3.9(f).
“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.
“Share” has the meaning set forth in Section 2.1(a)(i).
“Specified Approvals” has the meaning set forth in Section 3.3(a).
“Specified Persons” has the meaning set forth in Section 7.4(b).
“Subsidiaries” means, with respect to any party, any corporation, partnership, association, trust or other form of legal entity of which (a) more than 50% of the outstanding voting securities are on the date hereof directly or indirectly owned by such party, or (b) such party or any Subsidiary of such party is a general partner (excluding partnerships in which such party or any Subsidiary of such party does not have a majority of the voting interests in such partnership).
“Superior Proposal” has the meaning set forth in Section 5.3(f).
“Superior Proposal Notice” has the meaning set forth in Section 5.3(c)(ii).
“Superior Proposal Notice Period” has the meaning set forth in Section 5.3(c)(ii).
“Surviving Corporation” has the meaning set forth in Section 1.1.
“Takeover Laws” has the meaning set forth in Section 3.21.
“Tax Return” has the meaning set forth in Section 3.13(h).
“Taxes” has the meaning set forth in Section 3.13(h).
“Termination Date” has the meaning set forth in Section 5.1(a).
“Transaction Litigation” has the meaning set forth in Section 5.12.
“Unvested Option” has the meaning set forth in Section 2.3(a)(ii).
“Unvested RSU” has the meaning set forth in Section 2.3(b)(ii).
“Vested Option” has the meaning set forth in Section 2.3(a)(i).
“Vested RSU” has the meaning set forth in Section 2.3(b)(i).
“Voting Agreement” has the meaning set forth in the Recitals.
“WARN” means the Worker Adjustment Retraining Notification Act of 1988, as amended, or any similar Law.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

GENESYS TELECOMMUNICATIONS LABORATORIES, INC.

By: /s/ Nick Gerostathos
Name: Nick Gerostathos
Title: CFO

GIANT MERGER SUB INC.

By: /s/ Mark Alloy
Name: Mark Alloy
Title: President

INTERACTIVE INTELLIGENCE GROUP, INC.

By: /s/ Donald E. Brown
Name: Donald E. Brown
Title: CEO

[Signature Page to Merger Agreement]

Solely for the purpose of Section 5.16:
Greeneden Lux 3 S.à.R.L.

By: /s/ Séverine Michel
Name: Séverine Michel
Title: Manager

Greeneden U.S. Holdings I, LLC

By: /s/ Nick Gerostathos
Name: Nick Gerostathos
Title: CFO

Greeneden U.S. Holdings II, LLC

By: /s/ Nick Gerostathos
Name: Nick Gerostathos
Title: CFO

[Signature Page to Merger Agreement]